Exhibit 99.1

Province of Saskatchewan

(Canada)

This description of the Province of Saskatchewan is dated as of December 21, 2023 and appears as Exhibit 99.1 to the Province’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2023.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Saskatchewan. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

TABLE OF CONTENTS

TABLE OF CONTENTS	2

FURTHER INFORMATION	3

FORWARD-LOOKING STATEMENTS	3

SUMMARY	4

INTRODUCTION	6

Overview	6

Provincial Government	7

Constitutional Framework	7

Legal	7

ECONOMY	8

Recent Developments	8

Principal Economic Indicators	9

Gross Domestic Product	10

Economic Structure	11

Population and Labor Force	12

Income and Prices	13

Capital Expenditures	14

Goods Producing Industries	15

Agriculture	15

Mining and Petroleum/Natural Gas	17

Exports	19

Service Sector	21

GOVERNMENT FINANCES	22

Overview	22

Specific Accounting Policies	23

Restatements	24

Summary of Budget Transactions and Funding
Requirements	25

Revenue	26

Program Expenditures / Expenses	30

Loans and Investments	34

PROVINCIAL DEBT	35

Funded Debt of the Province	35

Guaranteed Debt	37

Derivative Financial Instruments	38

Debt Maturities and Sinking Funds	38

Other Debt and Liabilities	39

Debt Record	40

Other Public Sector Debt	40

Pension Funds	40

Defined Benefit Plans	40

Joint Defined Benefit Plans	41

Defined Contribution Plans	41

Government Business Enterprise – Defined Benefit Pension Plans	42

Government Business Enterprise – Defined Contribution Pension Plans	43

CERTAIN CROWN CORPORATIONS AND AGENCIES	43

Introduction	43

Crown Investments Corporation of Saskatchewan (CIC)	43

Introduction	43

Fiscal Year 2022-23 Highlights - Consolidated Basis	44

SGI CANADA	44

SaskPower	45

SaskTel	45

SaskEnergy	46

FOREIGN EXCHANGE	46

OFFICIAL STATEMENTS	47

DEBT SUMMARY AND TERM DEBT OUTSTANDING	48

FURTHER INFORMATION

This document appears as an exhibit to the Province of Saskatchewan’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on Form 18-K for the fiscal year ended March 31, 2023. Additional information with respect to the Province of Saskatchewan is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments are available on the SEC’s website at http://www.sec.gov. Copies of such documents may also be obtained, without charge, from the Province of Saskatchewan, Ministry of Finance, Executive Director of Treasury Management Branch, 6th Floor, 2350 Albert Street, Regina, Saskatchewan, Canada, S4P 4A6.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 21, 2023, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, and was $1.3311. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Saskatchewan ends March 31. “Fiscal 2023” and “2022-23” refers to the fiscal year ending March 31, 2023, and unless otherwise indicated, “2022” means the calendar year ended December 31, 2022. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Saskatchewan has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Saskatchewan, including, among other things:

•	the Province of Saskatchewan’s economic and political trends;

•	the Province of Saskatchewan’s ability to control expenses and maintain revenues; and

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF SASKATCHEWAN

Economy	Year Ended December 31
	2018	2019	2020	2021	2022

	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$83,672.0	$84,501.0	$77,778.0	$88,571.0	$114,412.0
Household Income	$57,144.0	$58,090.0	$61,218.0	$62,117.0	$68,759.0
Capital Expenditures	$15,481.3	$14,791.5	$12,022.5	$11,928.5	$14,276.2
Annual Increase in Consumer Price Index	2.31%	1.73%	0.62%	2.61%	6.61%
Population by July 1 (in thousands)	1,156.2	1,164.2	1,167.4	1,167.7	1,178.4
Unemployment Rate	6.1%	5.5%	8.4%	6.6%	4.7%

Revenues and Expenses – Summary Entity	Fiscal Year Ended March 31
	2019	2020	2021	2022	2023

	(in millions)
Revenues	$14,501.6	$14,887.1	$14,523.9	$18,136.2	$20,594.6
Current Expenses	14,769.5	15,206.5	15,650.9	19,604.5	19,013.9

Provincial Surplus/(Deficit)	($267.9)	($319.3)	($1,127.0)	($1,468.3)	$1,580.7

Public Sector Funded Debt	As at March 31
	2019	2020	2021	2022	2023

	(in millions unless otherwise indicated)
Government Services Organization (GSO) General	$12,219.9	$13,502.5	$15,678.8	$19,013.5	$19,175.8
Government Business Enterprise (GBE) Specific	9,748.0	10,273.7	10,184.4	10,657.3	11,306.5

Total Summary Entity Funded Debt	$21,967.9	$23,776.2	$25,863.2	$29,670.8	$30,482.3

Sinking Funds	$2,225.5	$2,444.7	$2,280.1	$2,433.8	$2,546.0
Gross Debt per Capita ($)	$18,908.69	$20,338.30	$22,148.65	$25,286.85	$25,390.52
Gross Debt as a Percentage of:
Household Income	30.30%	32.66%	33.20%	34.74%	n/a
Gross Domestic Product at Current Market Prices	28.71%	31.30%	35.53%	41.02%	39.76%

INTRODUCTION

Overview

The Province of Saskatchewan (“Saskatchewan” or “the Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650-kilometer southern border with the American states of North Dakota and Montana and its 450-kilometer northern border with the Northwest Territories of Canada. With a 1,250-kilometer distance from north to south, Saskatchewan covers an area of 652,330 square kilometers.

The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About 40% of all of Canada’s cultivated farmland is located in Saskatchewan.

The population of Saskatchewan was approximately 1,209,107 on July 1, 2023, compared with approximately 1,178,422 on July 1, 2022, and 1,083,005 on July 1, 2012. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 268,804 on July 1, 2022, and Saskatoon, with a population of approximately 347,536 as of the same date.

The climate of Saskatchewan is generally dry, with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population		Area

1,209,107 (July 1, 2023)		Land:

		• 570,700	square kilometers

Major Urban Centres		220,350	square miles

Regina		Fresh Water:

• Capital of Saskatchewan		• 81,630	square kilometers
• 268,804 (July 1, 2022)*		31,520	square miles

Saskatoon		Total:

• Centre of Saskatchewan’s resource-based and advanced technology industries		• 652,330 251,870	square kilometers square miles
• 347,536 (July 1, 2022)*

Population Density		Farmland:
1 person per 0.55 square kilometer (per 0.21 square mile)		• 268,655	square kilometers
		103,730	square miles

Mean Temperatures Range (Regina)		Cultivated Farmland:
January	-11 to -22 degrees Celsius	• 202,470	square kilometers
July	26 to 12 degrees Celsius	78,170	square miles

Mean Precipitation (Regina)		Commercial Forests:
January	15 millimeters	• 126,300	square kilometers
July	59 millimeters	48,760	square miles

Year	364 millimeters

*	Data for 2023 for Regina and Saskatoon not yet available.

Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Provincial Government

The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General, in turn, is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and Cabinet Ministers of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

Saskatchewan’s Legislative Assembly has 61 seats and is elected for a term of four years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on October 26, 2020, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. As of December 2023, representation is as follows: Saskatchewan Party, 45 seats; New Democratic Party, 14 seats; and, Independent, 2 seats.

Constitutional Framework

Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments, including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Legal

The Government is involved in various legal actions, including aboriginal land claims, claims for damages to persons and property and disputes over taxes and funding, the outcome of which is not determinable. Each year, Saskatchewan’s Public Accounts Volume 1 discloses any potential liabilities resulting from these actions that can be reasonably estimated (see additional details on page 66 of Exhibit 99.2, Public Accounts 2022-23, Volume 1).

On December 20, 2023, amendments to The SaskEnergy Act set out in The SaskEnergy (Carbon Tax Fairness for Families) Amendment Act, 2023 will come into force. These amendments give the minister responsible for The SaskEnergy Act the power to issue directives to SaskEnergy Incorporated, a Crown Corporation, respecting physical distribution and delivery of marketable natural gas and non-marketable natural gas in Saskatchewan on behalf of the Crown. This authority to issue directives is limited to the corporation’s role as a service provider to the Crown, including matters respecting the Crown’s powers, rights, authority, responsibilities and obligations pursuant to Part 1 of the Canadian federal government’s Greenhouse Gas Pollution Pricing Act.

ECONOMY

Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of all goods and services produced in the province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and services producing industries are directly or indirectly related to agriculture and natural resources, the provincial economy continues to diversify into other service sectors, such as the growing technology sector in the province with activities around information technology, bio-technology, agriscience, etc. Saskatchewan’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, the second largest producer of crude oil and the third largest producer of natural gas in Canada. Saskatchewan is one of the world’s leading suppliers of potash and uranium. The provincial government also operates crown-owned businesses in electricity generation and transmission, natural gas transmission, auto insurance and telecommunications.

According to Statistics Canada’s estimates, Saskatchewan’s real Gross Domestic Product (GDP) at basic prices grew by 6.0 per cent in 2022, largely driven by the rebound of crop production from the severe drought that affected the agriculture industry in 2021, solid investment and consumer spending.

Recent Developments

Current economic indicators show mixed signals in the first nine months of 2023. Wholesale trade has decreased by 10.2 per cent over the same period last year, and retail sales increased by 0.6 per cent (in the first eight months of 2023 compared to the same period in 2022). Total manufacturing sales and international merchandise goods exports decreased by 2.7 and 3.2 per cent, respectively. Total investment in building construction decreased by 6.0 per cent (in the first eight months of 2023 compared to the same period in 2022) and building permits went up by 7.6 per cent in the first nine months of 2023, compared to the same period in 2022.

The hospitality sector has recovered from a pandemic-related downturn. Sales in food services and drinking places increased by 12.8 per cent in the first eight months of 2023, compared to the same period in 2022.

Saskatchewan’s real GDP is expected to grow by 1.6 per cent in 2023, according to the average of the private sector forecasts.

RECENT ECONOMIC PERFORMANCE

	Saskatchewan	Canada	Covering Period
	(per cent change unless noted otherwise)
Employment	1.5%	2.5%	Jan - Oct 2023
Unemployment rate, %	4.8%	5.5%	Jan - Oct 2023
Employment rate, %	64.1%	62.2%	Jan - Oct 2023
Consumer price index	4.5%	4.1%	Jan - Sep 2023
Average weekly earnings	2.4%	3.2%	Jan - Aug 2023
Retail sales	0.6%	2.2%	Jan - Aug 2023
Wholesale trade	(10.2%)	2.2%	Jan - Sep 2023
New motor vehicle sales	0.7%	10.5%	Jan - Sep 2023
Sales in food services and drinking places	12.8%	15.5%	Jan - Aug 2023
Manufacturing sales	(2.7%)	1.5%	Jan - Sep 2023
International goods exports	(3.2%)	(3.0%)	Jan - Sep 2023
International goods imports	2.4%	2.2%	Jan - Sep 2023
Building permits	7.6%	(3.3%)	Jan - Sep 2023
Housing starts	0.3%	(8.6%)	Jan - Sep 2023
Total investment in building construction, all types	(6.0%)	(7.8%)	Jan - Aug 2023
Residential	(11.4%)	(14.1%)	Jan - Aug 2023
Non-residential	7.7%	9.5%	Jan - Aug 2023

Sources:	Statistics Canada
Note:	Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Principal Economic Indicators

Mining, quarrying, oil and gas comprise the largest GDP-contributing sector in Saskatchewan. The dominant commodities from the sector include crude oil, potash, natural gas and uranium. The value of oil sales increased by 50.3 per cent and the number of oil wells drilled increased by 12.4 per cent in 2022 compared to 2021. Potash sales increased by 137.8 per cent in 2022 compared to 2021. Potash production reached 14.4 million K2O tonnes and went up by 0.8 per cent in 2022 compared to 2021.

Agriculture is the second largest goods-producing industry in Saskatchewan. Saskatchewan farmers harvested 35.6 million tonnes of the major crops (canola, wheat, durum, barley, and others) in 2022, about 57.3 per cent higher than the harvest in 2021.

Saskatchewan farm cash receipts amounted to $21.2 billion in 2022, up 10.1 per cent from 2021. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $4.5 billion, down by 19.7 per cent from 2021.

Manufacturing is the fourth largest GDP-contributing sector among Saskatchewan’s goods-producing industries. Saskatchewan’s manufacturing sales increased by 27.5 per cent in 2022 compared to 2021.

Total international merchandise exports in Saskatchewan grew by 41.8 per cent in 2022 compared to 2021, reaching $52.5 billion. By comparison, Canada’s international merchandise exports grew by 24.6 per cent.

Total new housing starts went up by 0.9 per cent in 2022 compared to 2021.

Retail sales increased by 7.6 per cent in 2022, compared to 2021, while wholesale trade increased by 47.1 per cent in the same period. New vehicle sales decreased by 3.0 per cent in same period.

Saskatchewan’s employment level increased by 3.5 per cent or 19,800 jobs in 2022 compared to 2021. In Canada, employment increased by 2.3 per cent or 750,700 jobs in the same year.

Saskatchewan’s unemployment rate averaged 4.7 per cent in 2022. The national unemployment rate averaged 5.3 per cent in the same year. Saskatchewan’s employment rate averaged 64.6 per cent in 2022 while the national employment rate averaged 62.0 per cent in the same year.

Saskatchewan’s inflation rate, as measured by the rate of increase in the Consumer Price Index, was 6.6 per cent in 2022 compared to Canada’s inflation rate of 6.8 per cent.

The following table sets forth certain information about economic activity in Saskatchewan and, where provided, Canada, for the five calendar years ending in 2022.

SELECTED ECONOMIC INFORMATION

	2018	2019	2020	2021	2022	Compound Annual rate of growth(1) 2018-2022

	(in millions of $ in current prices unless otherwise indicated)
Gross Domestic Product (Saskatchewan)
At Market Prices (2)	$83,672	$84,501	$77,778	$88,571	$114,412	8.1%
Chained 2017 Dollars	81,590	81,221	77,761	77,181	81,845	0.1%
GDP at Basic Prices (Chained 2017)	76,510	75,970	72,791	72,335	76,673	0.1%
Gross Domestic Product (Canada)
At Market Prices (2)	2,235,675	2,313,563	2,220,527	2,517,123	2,813,289	5.9%
Chained 2017 Dollars	2,199,358	2,241,331	2,128,408	2,240,936	2,326,537	1.4%
Household Income (Saskatchewan)	57,144	58,090	61,218	62,117	68,759	4.7%
Household Income ($ per capita)	49,424	49,896	52,440	53,196	58,348	4.2%
Capital Expenditures	15,481	14,792	12,023	11,929	14,276	(2.0%)
Retail Trade	20,038	20,276	20,319	23,312	25,094	5.8%
Value of Manufacturing Sales	18,059	16,846	15,100	20,071	25,599	9.1%
Unemployment Rate
Saskatchewan	6.1%	5.5%	8.4%	6.6%	4.7%
Canada	5.8%	5.7%	9.7%	7.5%	5.3%
Annual Increase in Consumer Price Index:
Saskatchewan	2.3%	1.7%	0.6%	2.6%	6.6%
Canada	2.3%	1.9%	0.7%	3.4%	6.8%

Notes:

(1) Compound annual rate of growth is determined by distributing the aggregate amount of growth during the relevant period assuming a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2) Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies. GDP at Basic Prices represents the value added by each of the factors of production.

Sources:

Statistics Canada. Table 36-10-0221-01 Gross domestic product, income-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000); Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x 1,000,000); Table 36-10-0226-01 Household sector, selected indicators, provincial and territorial; Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000), 20-10-0008-01 Retail trade sales by province and territory (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 14-10-0287-01 Labour force characteristics, monthly, seasonally adjusted and trend-cycle, last 5 months; Table 17-10-0009-01 Population estimates, quarterly; and Table 17-10-0009-01 Population estimates, quarterly

Gross Domestic Product

Saskatchewan’s real GDP at market prices measured in chained 2017 dollars increased by 6 per cent in 2022 and at a compound average annual rate of 0.1 per cent in the period from 2018 to 2022. Measured in current market prices, Saskatchewan’s nominal GDP grew at a compound average annual rate of 8.1 per cent in the same period.

The following table sets forth the composition of Saskatchewan’s GDP both at current market prices and in chained 2017 dollars for the five years (2018 to 2022).

GROSS DOMESTIC PRODUCT

						Compound
						Annual
						Growth Rate
	2018	2019	2020	2021	2022	2018-2022

	(in millions of $ in current prices unless otherwise indicated)
GDP - Current Market Prices
Final Consumption Expenditures	$55,833	$57,333	$55,623	$59,777	$64,776	3.8%
Gross Fixed Capital Formation	21,611	19,957	17,083	18,286	21,169	(0.5%)
Investment in Inventories	403	1,051	(1,689)	(1,432)	4,761	85.4%
Non-Farm	452	787	(314)	2,650	1,751	40.3%
Farm	(62)	262	(1,355)	(4,089)	2,987	n/a
Exports of Goods and Services	53,775	54,626	49,986	61,824	82,793	11.4%
Less: Imports of Goods and Services	47,936	48,439	43,237	49,919	59,107	5.4%

Total	$83,672	$84,501	$77,778	$88,571	$114,412	8.1%

GDP - Chained 2017 Dollars
Final Consumption Expenditures	55,085	55,696	53,347	55,954	58,012	1.3%
Gross Fixed Capital Formation	21,212	19,286	16,374	16,760	17,759	(4.3%)
Investment in Inventories	743	1,599	(1,058)	(2,290)	2,873	40.2%
Non-Farm	560	921	317	2,196	183	(24.4%)
Farm	175	678	(1,346)	(3,773)	2,349	91.4%
Exports of Goods and Services	51,301	50,711	51,082	49,641	47,156	(2.1%)
Less: Imports of Goods and Services	46,937	46,225	42,223	43,721	44,725	(1.2%)

Total	$81,590	$81,221	$77,761	$77,181	$81,845	0.1%

Notes:	(1) n/a = not applicable

(2) Components may not add up to total due to the use of chained fisher price methodology.

Source:	Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

Economic Structure

The following table sets forth Saskatchewan’s real GDP at basic prices by industry for the five years ending on December 31, 2022.

GDP AT BASIC PRICES BY INDUSTRY

						Share of 2022	Annual Growth Rate	% Change
	2018	2019	2020	2021	2022	Total	2018-2022	from 2021

	(millions of $ unless otherwise indicated)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	$6,656	$7,242	$7,288	$4,657	$6,782	8.8%	0.5%	45.6%
Mining	13,174	12,449	11,457	11,968	12,348	16.1%	(1.6%)	3.2%
Utilities	2,260	2,294	2,249	2,278	2,305	3.0%	0.5%	1.2%
Construction	6,294	5,665	5,083	4,879	5,241	6.8%	(4.5%)	7.4%
Manufacturing	4,405	4,446	4,347	4,604	4,676	6.1%	1.5%	1.6%

	$32,810	$31,975	$30,321	$28,157	$31,030	40.5%	(1.4%)	10.2%

Services Industries
Transportation and Warehousing	3,604	3,616	3,213	3,180	3,272	4.3%	(2.4%)	2.9%
Finance, Insurance & Real Estates	11,017	11,158	11,176	11,532	11,762	15.3%	1.6%	2.0%
Wholesale & Retail Trade	7,808	7,830	7,749	8,223	8,189	10.7%	1.2%	(0.4%)
Business Services	7,546	7,528	6,637	7,059	7,577	9.9%	0.1%	7.3%
Institutions	8,917	9,058	8,896	9,389	9,542	12.4%	1.7%	1.6%
Public Administration	4,815	4,834	4,880	4,941	4,994	6.5%	0.9%	1.1%

	$43,703	$44,020	$42,487	$44,241	$45,266	59.0%	0.9%	2.3%

Real GDP at Basic Prices	$76,510	$75,970	$72,791	$72,335	$76,673	100.0%	0.1%	6.0%

Notes:	(1) Components may not add up to total due to the use of chained fisher price methodology. (2) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Source:	Statistics Canada. Table 36-10-0402-01 Gross domestic product (GDP) at basic prices, by industry, provinces and territories (x1,000,000)

Population and Labor Force

Saskatchewan’s unemployment rate remained below the national unemployment rate in 2022. The national unemployment rate stood at 5.3 per cent in 2022, while Saskatchewan’s unemployment rate was 4.7 per cent.

In the first ten months of 2023, Saskatchewan’s seasonally adjusted unemployment rate has averaged 4.8 per cent, compared to the national average unemployment rate of 5.5 per cent. During this period, total employment in the province has increased by about 8,700 jobs compared to the same period in the prior year.

The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five calendar years ending in 2022.

POPULATION AND LABOR FORCE

						Compound
						Annual
						Growth Rate
	2018	2019	2020	2021	2022	2018-2022

	(thousands, except percentages)
Labour Force
Saskatchewan	603.6	610.6	597.4	601.1	610.0	0.3%
Canada	19,883.8	20,274.9	19,972.6	20,484.2	20,790.7	1.1%
Employed
Saskatchewan	566.5	576.9	547.5	561.7	581.5	0.7%
Canada	18,723.3	19,121.1	18,043.8	18,942.3	19,693.0	1.3%
Employment Rate, %
Saskatchewan	64.6	65.3	61.7	63.2	64.6	n/a
Canada	62.0	62.3	58.1	60.5	62.0	n/a
Unemployed
Saskatchewan	37.0	33.7	49.9	39.4	28.5	(6.3%)
Canada	1,160.5	1,153.7	1,928.8	1,541.9	1,097.7	(1.4%)
Unemployment Rate, %
Saskatchewan	6.1	5.5	8.4	6.6	4.7	n/a
Canada	5.8	5.7	9.7	7.5	5.3	n/a
Participation Rate, %
Saskatchewan	68.9	69.1	67.3	67.6	67.8	n/a
Canada	65.8	66.0	64.3	65.4	65.4	n/a

Notes:	(1) Components may not add up to total due to rounding.
Source:	Statistics Canada. Table 14-10-0287-03: Labour force characteristics by province, monthly, seasonally adjusted

Approximately 19,200 net new jobs were gained in the province in the period from 2018 to 2022. Public administration, manufacturing, and finance, insurance and real estate were the leaders in terms of employment creation during this period.

The following table sets forth selected statistics of employment by industry for the province.

EMPLOYMENT BY INDUSTRY

						Compound
						Annual	Share
						Growth Rate	of 2022
	2018	2019	2020	2021	2022	2018-2022	Total

	(thousands unless otherwise indicated)
Goods-Producing Industries
Agriculture	39.4	40.8	37.1	31.0	27.8	(8.3%)	4.8%
Mining	23.5	23.9	20.4	21.2	19.9	(4.1%)	3.4%
Utilities	8.1	7.0	6.6	6.0	6.7	(4.6%)	1.2%
Construction	47.6	45.5	39.6	42.9	46.8	(0.4%)	8.0%
Manufacturing	28.3	30.3	30.8	31.6	31.9	3.0%	5.5%

	146.9	147.5	134.5	132.7	133.1	(2.4%)	22.9%

Service Industries
Transportation & Warehousing	27.1	24.7	23.6	23.8	25.3	(1.7%)	4.4%
Wholesale & Retail Trade	92.3	89.8	86.9	94.9	98.2	1.6%	16.9%
Finance, Insurance and Real Estate	28.4	29.6	29.7	28.4	30.6	1.9%	5.3%
Business & Community Services	240.8	253.8	239.0	245.1	257.6	1.7%	44.3%
Public administration	30.8	31.6	33.8	36.7	36.7	4.5%	6.3%

	419.4	429.5	413.0	428.9	448.4	1.7%	77.1%

Total	566.3	577.0	547.5	561.6	581.5	0.7%	100.0%

Notes:	(1) Components may not add up to total due to rounding.
(2) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.
Source:	Statistics Canada. Table 14-10-0023-01 Labour force characteristics by industry, annual (x 1,000)

Income and Prices

Saskatchewan’s primary household income and household disposable income increased at a compound average annual rate of 4.4 per cent and 5.4 per cent, respectively, from 2018 to 2022. The following table presents household income for Saskatchewan for the five years ending on December 31, 2022.

HOUSEHOLD INCOME

						Compound
						Annual
						Growth Rate
	2018	2019	2020	2021	2022	2018-2022

		(thousands unless otherwise indicated)
Compensation of Employees	$32,008	$32,366	$31,408	$33,972	$36,371	3.2%
Net Mixed Income	7,565	7,490	7,983	6,597	10,031	7.3%
Property Income Received	6,248	6,345	6,310	6,749	7,688	5.3%
Current Transfers Received	11,323	11,889	15,517	14,799	14,669

Household Income	$57,144	$58,090	$61,218	$62,117	$68,759	4.7%
Less: Current Transfers Paid	16,752	16,825	16,521	17,993	19,384	3.7%
Less: Property Income Paid	1,887	2,054	1,800	1,551	1,844	(0.6%)

Household Disposable Income	$38,505	$39,211	$42,897	$42,573	$47,531	5.4%

Source:	Statistics Canada.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2018 through 2022 as well as the Consumer Price Index (“CPI”) for Saskatchewan and Canada to 2022. On an annual basis in 2022, Saskatchewan’s CPI increased by 6.6 per cent from 2021, while Canada’s CPI increased by 6.8 per cent from 2021.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Average Weekly Wages and Salaries	CPI	Average Weekly Wages and Salaries	CPI

2018	0.53%	2.31%	2.58%	2.27%
2019	2.63%	1.73%	2.69%	1.95%
2020	4.92%	0.62%	6.75%	0.72%
2021	1.37%	2.61%	2.99%	3.40%
2022	2.97%	6.61%	3.09%	6.80%

Sources:	Statistics Canada. Table 14-10-0204-01 Average weekly earnings by industry, annual; and Table 18-10-0005-01 Consumer Price Index, annual average, not seasonally adjusted

Capital Expenditures

Capital expenditures consist of investments in capital by both the private and public sectors. The following table sets forth information on Saskatchewan’s capital expenditures for the 2018 to 2022 calendar years.

CAPITAL EXPENDITURES

North American Industry Classification System	2018	2019	2020	2021	2022

	(millions of dollars)
Agriculture, forestry, fishing and hunting	$1,511.4	$1,428.2	$1,473.0	x	$1,620.3
Mining, quarrying, and oil and gas extraction[1]	5,441.3	6,153.0	4,450.9	4,098.1	5,512.0
Utilities	1,315.5	1,263.0	1,397.7	1,297.7	1,375.9
Construction	217.6	182.5	153.1	227.8	260.3
Manufacturing	550.5	616.0	341.9	509.6	1,005.2
Wholesale trade[2]	394.9	349.5	x	303.3	x
Retail trade[2]	322.5	226.6	236.0	218.3	206.8
Transportation and warehousing	2,324.1	1,597.5	x	x	800.0
Information and cultural industries	314.5	281.6	x	x	469.5
Finance and insurance	83.6	64.5	71.1	x	77.1
Real estate and rental and leasing	289.3	447.7	276.0	279.9	348.0
Professional, scientific and technical services[2]	81.6	63.9	66.4	x	79.0
Management of companies and enterprises[2]	87.3	34.7	x	x	176.0
Administrative and support, waste management and remediation services[2]	55.4	61.0	F	x	x
Educational services	328.3	234.1	253.2	308.4	307.5
Health care and social assistance	281.1	329.7	223.8	261.2	234.0
Arts, entertainment and recreation	108.4	129.8	71.7	x	101.0
Accommodation and food services[2]	F	130.0	109.8	F	x
Other services[2]	94.9	78.8	51.3	x	x
Public administration	1,520.7	1,119.4	1,032.8	1,235.8	1,260.2

	$15,481.3	$14,791.5	$12,022.5	$11,928.5	$14,276.2

Capital, construction	$10,839.3	$10,282.6	$7,922.6	$7,385.8	$9,126.8
Capital, machinery and equipment	4,642.0	4,508.9	4,099.9	4,542.7	5,149.4

	$15,481.3	$14,791.5	$12,022.5	$11,928.5	$14,276.2

Private Sector	$11,717.9	$11,209.4	$8,964.9	$8,463.9	$10,371.4
Public Sector	3,763.4	3,582.1	3,057.6	3,464.6	3,904.8

	$15,481.3	$14,791.5	$12,022.5	$11,928.5	$14,276.2

[1]	Includes oil and natural gas extraction, potash, uranium, and other minerals.

Notes:

(1) Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain. (2) Certain data (indicated by “x”) is not available due to the confidential nature of the information. Other data (indicated by “F”) is too unreliable to be published.

Sources:

Statistics Canada. Table 34-10-0035-01 Capital and repair expenditures, non-residential tangible assets, by industry and geography (x 1,000,000); Table 34-10-0038-01 Capital and repair expenditures, non-residential tangible assets, by type of ownership and geography (x 1,000,000).

Goods Producing Industries

Agriculture

Based on the 2021 Census of Agriculture, Saskatchewan has 34,128 farms. With slightly less than half of the total land area of the province utilized for farming, Saskatchewan has approximately half of the cultivated farmland in all of Canada.

Historically, canola has been one of Saskatchewan’s largest crops in terms of volume and value. From 2018 and 2022, canola accounted for 29 per cent of all crops grown in the province and represented 54.2 per cent of canola grown in Canada in the same period. In 2022, canola’s share accounted for 27.5 per cent of the total Saskatchewan crop harvest. Wheat and durum have constituted 40.7 per cent of Saskatchewan’s crop harvest from 2018 to 2022 but reflect 37.8 per cent and 80.6 per cent of Canada’s average wheat and durum production for that same period.

CROP PRODUCTION

						Average
Crop	2018	2019	2020	2021	2022	(2018-2022)

	(metric tonnes)
Barley	3,439,200	4,449,200	4,385,100	2,499,078	3,550,934	3,664,702
Canola	11,308,000	11,394,000	10,967,900	6,968,814	9,768,267	10,081,396
Durum	4,636,100	4,342,400	5,211,200	2,416,061	4,516,489	4,224,450
Flaxseed	404,200	359,200	453,100	245,890	347,727	362,023
Oats	1,689,100	2,215,400	2,296,400	1,152,532	2,567,136	1,984,114
Pulse[1]	4,103,500	4,818,600	5,241,800	2,634,205	3,682,648	4,096,151
Specialty Crops[2]	280,300	259,200	283,500	166,053	258,928	249,596
Wheat	10,241,000	11,018,400	11,027,200	6,417,821	10,759,886	9,892,861
Other[3]	310,100	141,900	160,700	108,672	105,811	165,437

Total[4]	36,411,500	38,998,300	40,026,900	22,609,126	35,557,826	34,720,730

Crop			% of Total	% of Total	% of Total	% of Total
			Sask 2022	Sask 2018-2022	Canada 2022	Canada 2018-2022

			(percentage)
Barley			10.0%	10.6%	38.2%	39.4%
Canola			27.5%	29.0%	52.5%	54.2%
Durum			12.7%	12.2%	86.2%	80.6%
Flaxseed			1.0%	1.0%	73.5%	76.5%
Oats			7.2%	5.7%	63.0%	48.7%
Pulse[1]			10.4%	11.8%	56.3%	62.6%
Specialty Crops[2]			0.7%	0.7%	87.8%	84.6%
Wheat			30.3%	28.5%	41.1%	37.8%
Other[3]			0.3%	0.5%	0.5%	0.7%

Total[4]			100.0%	100.0%	38.3%	37.4%

[1]	Includes dry beans, chick peas, faba beans, lentils and peas.
[2]	Includes canary seed and mustard seed.
[3]	Includes buckwheat, corn for grain, hemp, mixed grains, rye, soybeans and triticale.
[4]	Tame hay and silage have not been included. Components may not add due to rounding.

Sources:

Statistics Canada. Table 32-10-0359-01 Estimate areas, yield, production, ave farm price and total farm value of principal field crops Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

The following table sets forth Saskatchewan’s farm cash receipts for the five years ending in 2022.

FARM CASH RECEIPTS

	2018	2019	2020	2021	2022	Compound Annual Growth Rate 2018-2022	Share of Total 2022	% Change 2021 to 2022

Crop Cash Receipts	(millions)
Wheat & Durum	$3,241	$3,272	$3,850	$4,234	$5,255	12.8%	33.1%	24.1%
Canola	5,293	4,811	5,893	6,329	6,821	6.5%	43.0%	7.8%
Barley	465	520	627	737	767	13.3%	4.8%	4.0%
Other Crop[1]	2,225	2,508	3,212	3,056	3,032	8.0%	19.1%	(0.8%)

Total Crop Receipts	11,225	11,111	13,582	14,357	15,874	9.1%	100.0%	10.6%

Livestock Cash Receipts
Cattle & Calves	$1,517	$1,490	$1,359	$1,617	$1,762	3.8%	60.8%	9.0%
Hogs	308	358	364	478	515	13.7%	17.8%	7.6%
Other[2]	484	513	515	568	619	6.3%	21.4%	9.0%

Total Livestock	2,309	2,361	2,238	2,663	2,896	5.8%	100.0%	8.7%

Supplementary, Deficiency, Stabilization	$511	$614	$645	$2,203	$2,392	47.1%		8.6%

Total Farm Cash Receipts	$14,045	$14,086	$16,465	$19,222	$21,161	10.8%		10.1%

Realized Net Farm Income	$2,136	$1,734	$4,087	$5,606	$4,504	20.5%		(19.7%)

[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.

Sources:	Statistics Canada. Table 32-10-0045-01 Farm cash receipts, annual (x 1,000); and Table 32-10-0052-01 Net farm income (x 1,000)

Total farm cash receipts reached $21.2 billion in 2021, up 10.1 per cent from 2021.

Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $15.9 billion in 2022, up 10.6 per cent from 2021. Wheat, durum and canola accounted for $12.1 billion, or 76.1 per cent, of the year’s total cash receipts from crop sales.

Farm cash receipts from livestock sales amounted to $2.9 billion in 2022, up 8.7 per cent from 2021. Cattle and calves accounted for $1.8 billion, or 60.8 per cent, of the year’s total cash receipts from livestock sales. Government payments in 2022 amounted to $2.4 billion, up 8.6 per cent from the amount provided by both the federal and provincial governments to farmers in 2021. This is largely due to the government support for producers resulting from the severe drought experienced in 2021.

Saskatchewan’s 2022 realized net farm income amounted to $4.5 billion, compared to $5.6 billion in 2021. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

In 2022, the total value of mineral sales amounted to $36.5 billion, an increase of 83.3 per cent from the prior year, the increase is largely due to strong oil and potash prices. Crude oil, natural gas and potash accounted for 96 per cent of the total value of mineral sales in 2022.

In the first nine months of 2023, the value of oil production decreased by 24.1 per cent while the value of natural gas sales declined by 43.5 per cent, compared to the same period in 2022. The value of potash sales decreased by 36.5 per cent in the first nine months of 2023, compared to the same period in 2022.

The following table sets forth Saskatchewan’s value and volume of mineral sales for the five calendar years ending in 2022.

MINERAL SALES

						Compound
						Annual		% Change
						Growth Rate	Share of	2021
	2018	2019	2020	2021	2022	2018-2022	Total 2022	to 2022

Value of Sales	(millions of dollars unless otherwise indicated)
Oil[1]	$9,563	$10,299	$5,548	$10,868	$16,333	14.3%	44.8%	50.3%
Natural Gas	228	244	314	454	654	30.1%	1.8%	44.1%
Potash	5,713	6,287	5,467	7,559	17,975	33.2%	49.3%	137.8%
Uranium	659	711	317	611	990	10.7%	2.7%	62.0%
Other[2]	360	364	264	394	498	8.4%	1.4%	26.4%

Total	16,524	17,904	11,910	19,886	36,450	21.9%	100.0%	83.3%

Volume of Production
Oil (millions of barrels)	178	178	159	162	166	(1.8%)		2.2%
Natural Gas (millions of cubic metres)	5,178	5,050	4,355	4,060	3,890	(6.9%)		(4.2%)
Potash (thousands of tonnes	13,143	12,559	13,618	14,242	14,355	2.2%		0.8%

[1]	Includes gold, sodium sulphate, salt, coal, and base metals and bentonite.

Sources:	Saskatchewan Bureau of Statistics (historical data); Ministry of Energy and Resources (current year data).

Oil. Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the province are estimated to be 1.2 billion barrels of crude oil.

In 2022, the value of Saskatchewan’s oil production increased by 50.3 per cent and the volume of oil production increased by 2.2 per cent.

Saskatchewan’s crude oil production is of light, medium and heavy gravity. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent).

Currently, Saskatchewan has two facilities capable of upgrading heavy oil: The Husky Energy Lloydminster Upgrader in Lloydminster and the Co-op Refinery Complex in Regina. Husky’s upgrader currently has a throughput capacity of 82,000 barrels of heavy crude oil per day, while the Co-op Refinery Complex has the ability to process 135,000 barrels of crude oil per day. The Moose Jaw Refinery, an affiliate of Gibson Energy Ltd., currently processes about 22,000 barrels per day for use as roofing flux and high-quality road asphalt.

Many local and national oil and natural gas companies are actively involved in exploration and development in the province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements, for example, new waterflood and enhanced oil recovery (EOR) techniques, including carbon dioxide injection for EOR. The oil industry in the province invested approximately $15.1 billion in the period from 2018 to 2022, exploring for and developing oil reserves. From 2018 to the end of 2022, 8,290 oil wells were drilled in Saskatchewan. In 2022, 1,483 oil wells were drilled in the province.

Natural Gas. The volume of Saskatchewan natural gas produced decreased by 4.2 per cent in 2022 from 2021, while the value of natural gas production available for use or sale increased by 44.1 per cent in the same period. The natural gas industry in the province invested approximately $1.3 million in the period from 2018 to 2022, exploring for and developing natural gas reserves (note this value does not include investment from TransGas or other pipeline companies in Saskatchewan as well as gas plant cost). During this period, four natural gas wells were drilled. In 2022, one natural gas well was drilled in the province.

Potash. Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

In 2022, the Saskatchewan potash industry accounted for about 37 per cent of the world’s production and world trade. Saskatchewan’s largest potash market is the United States, followed by Brazil, Indonesia, and China. There are a large number of multinational companies active in the Province’s potash industry. The Saskatchewan government implemented changes in 2003 and 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the potash industry is expected to be one of the main engines of economic growth for Saskatchewan’s economy in the future.

The Saskatchewan potash industry has spent over $20 billion since 2005, expanding existing mines and developing new mines in the province, including the K+S solution mine at Bethune, Saskatchewan, the first new potash mine built in the province since the 1970s. There is also the potential for BHP to complete the development of Jansen Stage 1 in 2026 with 32% completion as of October 2023. The first production from stage 1 is expected to be delivered in late 2026. Also, BHP has approved an investment of $6.4 billion for the Jansen stage 2 project. The stage 2 project is expected to take about six years and to deliver its first production by 2029 fiscal year. The stage 2 investment will be used for the development of additional mining districts, expansion of processing facilities and the addition of more rail cars.

Recent geo-political disruptions in Russia and Belarus have also served as a catalyst for this expansion. Other new mines could also be constructed. These expansions of productive capacity are expected to create additional economic growth in other areas as well as thousands of permanent and construction jobs in the province.

Uranium. Saskatchewan returned to second place as the second largest producer of uranium in 2022 (with 15 per cent of global production) behind Kazakhstan after being the third largest producer in 2021. Saskatchewan is the sole producer of uranium in Canada and has been producing uranium continuously since 1953. Uranium production is from the Athabasca Basin in northern Saskatchewan, which contains the largest, high-grade uranium deposits in the world and has significant potential for the discovery of additional deposits. Saskatchewan is recognized as a long-term and stable source of uranium.

Cigar Lake began commercial production in 2015. Uranium production in 2022 was solely from the Cigar Lake uranium mine and milled at the McClean Lake uranium mill located in northern Saskatchewan. Construction of the McClean Lake operation began in 1994. The mining and milling of uranium ore from five open-pit mines have been completed and no conventional mining has been carried out at McClean Lake since 2008. Uranium ore mined at Cigar Lake is processed at the McClean Lake mill. As of the third quarter of 2023, Cigar Lake is expected to produce up to 16.3 million pounds of uranium in 2023.

Future uranium production is forecast from several other deposits, including an expansion at McArthur River which has received regulatory approval, the potential restart of Cameco’s Rabbit Lake operation and potential for underground development at McClean Lake, the Midwest project and the Millennium project. The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. Operations at the McArthur River and Key Lake facilities were suspended indefinitely in 2018 due to continued weakness in the uranium market. However, McArthur River mine and Key Lake were restarted in 2022 and started operation by transitioning back to production through the first three quarters of 2022, with no packaged pounds until the fourth quarter. Production ramp-up activities continued in 2023. McArthur River/Key Lake production forecast for 2023 was set at 14 million pounds.

Multiple exploration companies are working towards developing new uranium mines in Saskatchewan. The most advanced projects are NexGen Energy’s Rook 1 project, Denison Mines’ Wheeler River project, and Fission Uranium’s Patterson Lake South project.

The Rabbit Lake mine, opened in 1975, was the longest-operating uranium mine in North America. Rabbit Lake was transitioned into a safe state of care and maintenance in 2016. In October 2023, a 15-year renewal licence was granted to Rabbit Lake, which will allow it to operate until October 2038 once it has resumed operations.

Exports

Based on Statistics Canada’s Provincial Economic Accounts, Saskatchewan’s international exports of goods and services were $57.4 billion in 2022 and accounted for 69.3 per cent of total exports. The other 30.7 per cent of exports consisted of trade with other Canadian provinces. International exports increased at a compound average annual rate of 13.4 per cent over the period from 2018 to 2022. Total exports to other provinces were $25.4 billion in 2022 and increased at a compound average annual rate of 7.5 per cent from 2018 to 2022.

The trade balance was $23.7 billion in 2022, an average annual increase of 41.9 per cent since 2018.

The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five calendar years ending in 2022.

TRADE IN CANADA AND ABROAD

						Compound
						Annual
						Growth Rate	Share of
	2018	2019	2020	2021	2022	2018-2022	Total 2022
		(millions of dollars)
Exports
To other countries	$34,740	$35,608	$33,118	$41,082	$57,377	13.4%	69.3%
Goods	33,017	33,661	31,287	39,003	55,034	13.6%	66.5%
Services	1,723	1,947	1,831	2,079	2,343	8.0%	2.8%
To other provinces	19,035	19,018	16,868	20,742	25,416	7.5%	30.7%
Goods	11,747	11,741	10,281	13,535	17,088	9.8%	20.6%
Services	7,288	7,277	6,587	7,207	8,328	3.4%	10.0%

Total exports of goods and services	$53,775	$54,626	$49,986	$61,824	$82,793	11.4%	100.0%

Imports
From other countries	$21,361	$20,825	$18,705	$20,915	$24,849	3.9%	42.0%
Goods	18,226	17,576	15,962	18,179	21,701	4.5%	36.7%
Services	3,135	3,249	2,743	2,736	3,148	0.1%	5.3%
From other provinces	26,575	27,614	24,532	29,004	34,258	6.6%	58.0%
Goods	11,043	11,833	10,472	14,167	17,431	12.1%	29.5%
Services	15,532	15,781	14,060	14,837	16,827	2.0%	28.5%

Total imports of goods and services	$47,936	$48,439	$43,237	$49,919	$59,107	5.4%	100.0%

Balance of Trade	$5,839	$6,187	$6,749	$11,905	$23,686	41.9%

Sources:	Statistics Canada. Table 36-10-0222-01 Gross domestic product, expenditure-based, provincial and territorial, annual (x 1,000,000)

Farm and intermediate food products, energy products (crude oil) and non-metallic minerals (potash) are Saskatchewan’s principal exports, accounting for 35.1 per cent, 26.7 per cent and 31.2 per cent, respectively, of total international exports in 2022. From 2018 to 2022, total international merchandise exports increased by 14.4 per cent per year on average, while imports increased by an average of 7.8 per cent per year.

INTERNATIONAL MERCHANDISE TRADE

						Compound
						Annual
						Growth Rate	Share of
	2018	2019	2020	2021	2022	2018-2022	Total 2022

	(millions of dollars)
Exports
Farm, fishing and intermediate food products	$13,355	$12,829	$16,286	$17,415	$18,433	8.4%	35.1%
Energy products	8,082	7,740	5,139	8,997	14,035	14.8%	26.7%
Metal ores and non-metallic minerals	6,424	6,560	6,046	7,340	16,413	26.4%	31.2%
Other	2,773	2,482	2,287	3,285	3,647	7.1%	6.9%

Total Exports	$30,634	$29,611	$29,758	$37,037	$52,528	14.4%	100.0%

Imports
Chemical, plastic and rubber products	$1,846	$1,775	$1,734	$1,994	$2,764	10.6%	18.3%
Machinery, equipment and parts	4,172	4,112	3,050	3,691	5,503	7.2%	36.5%
Motor vehicles and parts	1,560	1,382	954	1,246	1,581	0.3%	10.5%
Others	3,592	3,621	4,296	4,075	5,242	9.9%	34.7%

Total	$11,170	$10,890	$10,034	$11,006	$15,090	7.8%	100.0%

Balance of Trade	$19,464	$18,721	$19,725	$26,031	$37,438	17.8%

Sources:	Statistics Canada. Table 12-10-0119-01 Int merchandise trade by province, commodity, and Principal Trading Partners (x 1,000)

The United States is Saskatchewan’s largest trading partner, followed by China. In 2022, Saskatchewan sold $29.3 billion of goods to the United States, which accounted for 55.8 per cent of total international exports. Approximately $5.1 billion of goods were sold to China, which accounted for 9.7 per cent of total international exports.

During the 2018 to 2022 period, total international exports grew by a 14.4 per cent compound average annual rate from $30.6 billion to $52.5 billion.

In 2022, about 81.4 per cent of goods were imported from the Unites States. Imports from China grew significantly by 57.5 per cent from $319 million to $503 million from 2021 to 2022 period.

Total international imports increased by 7.8 per cent compound average annual rate from $11.2 billion to $15.1 billion over the 2018 to 2022 period.

INTERNATIONAL MERCHANDISE EXPORTS AND IMPORTS BY TOP 10 TRADING PARTNERS

	2018	2019	2020	2021	2022	Compound Annual Growth Rate 2018-2022	Share of Total 2022

	(millions of dollars)
International Exports
United States	$16,834	$16,067	$13,128	$19,905	$29,316	14.9%	55.8%
Other countries	3,224	3,845	4,745	4,608	6,063	17.1%	11.5%
China	4,601	3,131	3,862	4,144	5,076	2.5%	9.7%
Japan	1,110	1,075	1,233	1,329	1,205	2.1%	2.3%
India	629	775	1,002	604	1,394	22.0%	2.7%
Brazil	930	1,047	978	1,236	2,556	28.8%	4.9%
Indonesia	789	651	679	911	1,657	20.4%	3.2%
Mexico	820	596	712	993	1,018	5.5%	1.9%
Algeria	299	365	292	557	575	17.8%	1.1%
Italy	133	303	543	377	594	45.3%	1.1%

Sub-total	$29,368	$27,855	$27,173	$34,663	$49,454	13.9%	94.1%
Others	1,265	1,755	2,585	2,375	3,074	24.8%	5.9%

Total All Countries	$30,634	$29,611	$29,758	$37,037	$52,528	14.4%	100.0%

International Imports
United States	$9,274	$8,685	$8,237	$8,859	$12,280	7.3%	81.4%
Other countries	297	355	315	466	584	18.5%	3.9%
China	438	503	410	319	503	3.5%	3.3%
Germany	365	359	255	335	499	8.1%	3.3%
Mexico	241	411	207	239	354	10.1%	2.3%
Japan	123	122	103	287	152	5.6%	1.0%
India	46	48	53	68	103	22.7%	0.7%
Italy	68	70	150	86	98	9.6%	0.6%
South Korea	33	35	40	39	98	30.9%	0.6%
France	32	36	32	46	97	31.4%	0.6%

Sub-total	$10,916	$10,623	$9,803	$10,744	$14,768	7.8%	97.9%
Others	254	267	231	262	322	6.0%	2.1%

Total All Countries	$11,170	$10,890	$10,034	$11,006	$15,090	7.8%	100.0%

Service Sector

Overview. The service industries form the largest component of the province’s economy. Services contribute a substantial part of the province’s economic growth and create the vast majority of jobs. Services accounted for approximately 77.1 per cent of total employment in the province in 2022.

This sector is comprised of six industries: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and public administration.

Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for more one-fifth of the entire economy and approximately four out of ten jobs in the province. This segment of the industry consists of: education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 15.3 per cent of the entire Saskatchewan economy in 2022. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

SERVICE INDUSTRY INDICATORS

	2018	2019	2020	2021	2022	Compound Annual Growth Rate 2018-2022	% Change from 2022

	(millions)
Retail Sales (dollars)	$20,038	$20,276	$20,319	$23,312	$25,094	5.8%	7.6%
Wholesale Trade (dollars)	26,567	26,352	27,783	32,197	47,363	15.6%	47.1%
Value of Building Permits (dollars)	1,834	1,588	1,392	1,747	2,146	4.0%	22.8%
Manufacturing Sales (dollars)	18,059	16,846	15,100	20,071	25,599	9.1%	27.5%

	$66,499	$65,062	$64,593	$77,327	$100,202	10.8%	29.6%

New Housing Starts (units)	3,610	2,427	3,087	4,172	4,211	3.9%	0.9%
New Motor Vehicle Sales (units)	50,269	48,735	41,906	42,649	41,353	(4.8%)	(3.0%)

Note:	Wholesale trade excludes petroleum, petroleum products and other hydrocarbons, oilseed and grain.

Sources:

Statistics Canada. Table 20-10-0008-02 Retail trade sales by industry (x 1,000); Table 20-10-0074-01 Wholesale trade, sales (x 1,000); Table 34-10-0066-01 Building permits, by type of structure and type of work (x 1,000); Table 16-10-0048-01 Manufacturing sales by industry and province, monthly (dollars unless otherwise noted) (x 1,000); Table 34-10-0135-01 Canada Mortgage and Housing Corporation, housing starts, under construction and completions, all areas, quarterly; and Table 20-10-0001-01 New motor vehicle sales.

GOVERNMENT FINANCES

Overview

The Government of Saskatchewan has general authority for the administration of provincial activities and functions within the province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under the authority of numerous provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of organizations and provincial Crown corporations.

The Government’s budgeting and reporting is focused on the Summary Financial Statements (SFS). This combines the General Revenue Fund (GRF), a general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise and from which funds are appropriated by the Saskatchewan Legislative Assembly, with all other organizations and provincial Crown corporations over which the Government has control. A listing of the organizations within the government reporting entity is published on Schedule 19 of the Public Accounts 2022-23 Volume 1 on pages 89-91 (Exhibit 99.2).

Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year.

The accounts and financial statements of the Province are examined by the Provincial Auditor, an official appointed by the Lieutenant Governor in Council pursuant to The Provincial Auditor Act, P-30.01, who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year. The financial statements of certain crown corporations and agencies are also subject to audit by the Provincial Auditor.

On March 22, 2023, the Minister of Finance submitted the budget for the fiscal year 2023-24, which is referred to herein as “Budget 2023-24”.

Specific Accounting Policies

The Province’s financial statements are prepared in accordance with Canadian public sector accounting standards issued by the Public Sector Accounting Board (“PSAB”).

The Government Reporting Entity

The Government’s budgeting and reporting are focused on the Summary Financial Statements, which combines the General Revenue Fund, all other organizations and provincial Crown corporations over which the Government has control, and partnership arrangements.

The Government’s budgetary and reporting fiscal year begins on April 1 and ends on March 31. Adjustments are made for certain organizations within the reporting entity that have financial year-ends that differ from the Government’s fiscal year. Revenue and expenses are recorded on an accrual basis.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Summary Financial Statements of the Province.

A Government Service Organization is an entity that is controlled by the government but is not a Government Business Enterprise or a partnership. Government Service Organizations include government ministries, certain crown corporations, agencies, boards, and commissions. Government Service Organizations are consolidated after adjustment to a basis consistent with the accounting policies of the Summary Financial Statement on a line-by-line basis, and inter-organization balances and transactions are eliminated.

A Government Business Enterprise is a self-sufficient organization and has the financial and operating authority to sell goods and services to individuals and organizations outside the government reporting entity as its principal activity. Government Business Enterprises have been accounted for using the modified equity method based on their results prepared in accordance with International Financial Reporting Standards. Using this method, the Government’s investment in government business enterprises, which is initially recorded at cost, is adjusted annually to include the Government’s proportionate share of net earnings or losses and certain other net equity changes of government business enterprises without adjustment to the accounting policies applied to the General Revenue Fund and other Government Service Organizations. Except for dividends and unrealized inter-entity gains and losses, inter-entity balances and transactions are not eliminated. Net equity of Government Business Enterprises is included in the Summary Financial Statements in the Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Statement of Operations. The largest Government Business Enterprises, in terms of revenues, are Saskatchewan Power Corporation and Saskatchewan Telecommunications (these are discussed further in the “Certain Crown Corporations” section of this document).

A partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make financial investments in the partnership, share control of governance decisions, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. The government’s interest in partnerships is accounted for using proportionate consolidation after adjustment to a basis consistent with the accounting policies of the Summary Financial Statements. Inter-entity balances and transactions are eliminated.

A current listing of the organizations within the summary government reporting entity is published on Schedule 19 of the Public Accounts 2022-23 Volume 1 on pages 89-91 (Exhibit 99.2).

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include income and consumption taxes, non-renewable resource revenues, income from Government Business Enterprises, interest and other own-source income, and federal transfers such as the Canada Health Transfer and Canada Social Transfer.

Taxation revenue is recognized when the tax has been authorized by the legislature and the taxable event occurs (such as when taxpayers earn income, purchase products and services, or own real property). Tax concessions are recorded as a reduction in taxation revenue.

Revenues from non-renewable resources are recognized based on production, sales, or profits generated from the specific resource.

Transfers from the federal government are recognized as revenue in the period the transfer is authorized and eligibility criteria are met, except when and to the extent that the transfer stipulations give rise to an obligation that meets the definition of a liability.

Expenses

Expenses are recorded on an accrual basis. The main components of expense include salaries and benefits, transfers, operating costs, financing charges, and amortization. Transfers are recognized in the period during which the transfer is authorized and any eligibility criteria are met. Provisions are recorded for losses on certain loans, investments, loan guarantees, accounts receivable and advances where there has been a loss in value other than a temporary decline. Contingent liabilities are recorded when it is likely that a liability exists and the amount can be reasonably determined.

Additional accounting policies are outlined in the Notes to the Summary Financial Statements in the Public Accounts 2022-23, Volume 1 (Exhibit 99.2).

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Summary Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be a material difference between the recognized amount and another reasonably possible amount. Details regarding amounts recorded in the Summary Financial Statements are provided on page 57 of the Public Accounts 2022-23, Volume 1 (Exhibit 99.2).

The financial information with respect to the Province set forth herein has been derived from several sources, including the Summary Financial Statements of the Province.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2024” have been taken from the Budget 2023-24 tabled on March 22, 2023. The Budget is prepared on the same basis as the Summary Financial Statements (reflecting the Summary entity).

Restatements

Restatement for Health Sector Affiliates

As of April 1, 2018, it was determined that Health Sector Affiliates met the criteria for inclusion in the government reporting entity. Accordingly, these affiliates were consolidated in the Summary Financial Statements for the first time in fiscal year ending March 31, 2019. This addition to the reporting entity resulted in an increase of $135.4 million to the April 1, 2018, accumulated surplus.

Additional information regarding this restatement is set forth in Volume I of the Public Accounts 2019-20, Note 11 to the Summary Financial Statements.

Summary of Budget Transactions and Funding Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE SUMMARY REPORTING ENTITY

	2019	2020	2021	2022	2023

	(in millions)
Revenues	$14,501.6	$14,887.1	$14,523.9	$18,136.2	$20,594.6

Program expenses	14,122.6	14,531.5	14,930.1	18,886.3	18,197.6
Debt servicing costs	646.9	675.0	720.8	718.2	816.3

Total expenses	$14,769.5	$15,206.5	$15,650.9	$19,604.5	$19,013.9

Provincial surplus / (deficit) [1]	(267.9)	(319.3)	(1,127.0)	(1,468.3)	1,580.7
Net funding requirements
Deficit/(Surplus)	267.9	319.3	1,127.0	1,468.3	(1,580.7)
Non-cash items [2]	630.7	322.4	813.4	1,147.9	(12.5)

Operating requirements	898.7	641.7	1,940.4	2,616.2	(1,593.3)
Dividends received from government business enterprises	(709.0)	(698.2)	(638.6)	(665.4)	(629.5)
Loan advances and investing, net of repayments[3]	(1.0)	(66.2)	29.5	58.7	1,094.0
Acquisition of tangible capital assets	999.4	825.1	828.7	940.5	952.2
Sinking fund installments	110.8	145.9	165.1	196.7	241.1
Net refinancing transactions[4]	346.3	611.0	1,091.5	49.9	1,392.9

Net funding requirement[5]	$1,645.3	$1,459.3	$3,416.7	$3,196.6	$1,457.5
Financing of net funding requirement
Change in cash and short-term investments	(866.5)	28.1	(126.1)	(192.7)	(217.6)
Debt issued (General Revenue Fund)	2,511.8	1,431.3	3,542.8	3,389.3	1,675.1

Total	$1,645.3	$1,459.3	$3,416.7	$3,196.6	$1,457.5

Debt issued - General Revenue Fund	$2,511.8	$1,431.3	$3,542.8	$3,389.3	$1,675.1
Debt issued - Government Business Enterprises[6]	684.1	675.8	1,031.0	746.4	985.2

Debt issued - Summary Entity	$3,195.9	$2,107.1	$4,573.8	$4,135.7	$2,660.3

[1]

As of March 22, 2023, the Province was forecasting a surplus of $1,017.5 million for the 2023-24 fiscal year. This forecast was revised to a deficit of $250.5 million in the Province’s Mid-Year Report issued November 27, 2023.

[2]	Includes amortization of tangible capital assets, net income from government business enterprises, and other non-cash items.
[3]

In 2022-23, loan advances include $400 million advanced by the General Revenue Fund to Government Business Enterprises. Any amounts owed by Government Business Enterprises to the General Revenue Fund at year end are included in Loans Receivable on Schedule 2 of Exhibit 99.2.

[4]	Net refinancing transactions consist of proceeds from sinking funds and repayment of debentures and other long-term obligations.
[5]	Government business enterprises are accounted for using the equity method; therefore, funding requirements for these entities are not included in this total.
[6]	Government Business Enterprise debt issuances include refinancing transactions net of sinking fund redemptions.

Current year estimated borrowing is as follows:

	Budget Estimate 2024	Mid-year Forecast 2024
General Revenue Fund - Operating	$—	$—
Saskatchewan Capital Plan	600.0	1,400.0

Government Service Organizations	600.0	1,400.0

Government Business Enterprises[1]	$1,075.6	$1,012.9

Borrowing Requirements[2]	$1,675.6	$2,412.9

[1]	Almost all borrowing is done by the General Revenue Fund. Where the GRF borrows on behalf of a government entity, the entity is responsible for the principal and interest payments on this debt.
[2]

The GRF’s 2023-24 borrowing requirements at Budget were estimated to be $1,675.6 million. Of this amount, $600 million was for Saskatchewan Capital Plan and $1,075.6M was for Crown Corporation to refinance existing debt and to assist with financing capital expenditures. At Mid-Year, the borrowing requirements were forecasted to be $2,412.9 million, which is $737.3 million higher than budget primarily due to $800 million increased borrowing in Saskatchewan Capital Plan, partially offset by decreased debt in the Government Business Enterprises.

Revenue

Introduction

The Government receives revenue from taxes, non-renewable resources, other provincial sources, transfers from the federal government and net income from Government Business Enterprises. The following table provides a breakdown of revenue by major source, as described in the “Government Finance – Specific Accounting Policies” above, for the five fiscal years ended March 31, 2023, and the Budget Estimate for fiscal year 2023-24.

SUMMARY REVENUE

	Fiscal Year Ended March 31
	2019	2020	2021	2022	Actual 2023	Budget Estimate[1] 2024	Share of Total Revenue 2024
	(thousands of dollars)
Taxation
Individual income	$2,340,007	$2,629,064	$2,463,322	$2,880,468	$3,151,505	$3,091,800
Provincial sales	2,224,769	2,205,842	2,100,523	2,383,003	2,721,906	2,720,300
Corporation income	585,527	787,451	440,134	1,007,821	1,988,552	1,824,900
Property	763,308	773,973	778,967	763,791	775,267	805,000
Fuel	555,593	507,878	441,696	494,657	473,594	507,800
Tobacco	236,447	206,794	204,255	180,407	164,263	150,000
Other	411,021	442,270	453,077	492,116	536,708	534,000

Total Taxation	$7,116,672	$7,553,272	$6,881,974	$8,202,263	$9,811,795	$9,633,800	49.0%

Non-renewable resources
Oil and natural gas	$681,565	$667,791	$378,184	$1,009,656	$1,129,378	$963,100
Resource surcharge	393,848	413,344	263,145	539,770	902,145	823,000
Potash	536,008	554,426	421,619	1,266,848	2,403,921	1,376,500
Crown land sales	58,088	17,127	6,652	—	—	—
Other	65,614	97,610	38,174	103,725	167,689	182,000

Total non-renewable resources	$1,735,123	$1,750,298	$1,107,774	$2,919,999	$4,603,133	$3,344,600	17.0%

Other own-source revenue
Fees
Health care	$283,300	$280,700	$250,600	$267,700	$280,000	incl. in below
Motor vehicle licensing	204,900	204,300	199,300	206,600	211,100	incl. in below
Education	161,400	166,500	150,600	142,300	170,800	incl. in below
Subsidized housing rental	108,200	109,100	106,700	108,000	116,600	incl. in below
Real property sales and leases	109,900	104,500	102,800	94,700	102,500	incl. in below
Mgmt of fish, wildlife, forest and land	—	—	71,100	68,100	54,300	incl. in below
Other	324,092	335,073	302,816	317,848	376,245	$1,240,700
Insurance	290,322	279,282	273,686	743,645	486,775	522,600
Investment income	113,917	118,644	151,067	93,168	164,587	196,900
Transfers from other governments	76,409	77,509	81,954	88,588	80,708	90,300
Miscellaneous	455,840	462,784	432,328	586,475	529,247	565,100

Total Other own-source revenue	$2,128,280	$2,138,392	$2,122,951	$2,717,124	$2,572,862	$2,615,600	13.3%

Transfers from the federal government
Canada Health Transfer	$1,203,346	$1,262,739	$1,296,516	$1,331,290	$1,389,136	$1,504,900

Canada Social Transfer	441,623	456,202	465,196	477,679	490,023	499,900
Crop insurance contributions	238,100	224,900	216,700	267,900	413,200	incl. in below
Housing subsidy	0	0	51,400	49,500	52,000	incl. in below
Labour market initiatives	78,000	79,900	99,900	104,000	89,200	incl. in below
Agricultural income stability	92,000	82,200	60,900	242,900	70,600	incl. in below
Infrastructure	148,700	177,500	181,400	248,800	178,400	incl. in below
COVID supports	0	0	478,900	203,600	73,500	incl. in below
Other	308,509	306,365	282,157	533,465	600,506	1,549,800

Total Transfers from the federal government	$2,510,278	$2,589,806	$3,133,069	$3,459,134	$3,356,565	$3,554,600	18.1%

Net income from government business enterprises	1,011,229	855,369	1,278,141	837,651	250,246	529,100	2.7%

Total Revenue	$14,501,582	$14,887,137	$14,523,909	$18,136,171	$20,594,601	$19,677,700	100%

[1]	Budget estimates do not provide the same level of detail as is available for actuals.
[2]	Starting in 2022-23 Volume 1, Crown land sales is now consolidated in Other income from non-renewable resources.

At Budget, total revenue for 2023-24 was estimated at $19,677.7 million, a decrease of $916.9 million, or 4.5 per cent, from the 2022-23 actual revenue. The decrease was mainly due to moderation of commodity prices from recent highs.

First Quarter Update

On August 31, 2023, the Province released its First Quarter Financial Report. Revenue update for the first quarter can be found on page 2 of Exhibit 99.4.

Mid-Year Report

On November 27, 2023, the Province released its Mid-Year Report (Exhibit 99.5). Revenue update for the mid-year can be found on page 9 of Exhibit 99.5.

Taxation

Revenue from taxation includes personal and corporate income taxes, provincial sales tax, tobacco and vapour products tax, fuel tax and other taxes, including liquor consumption, corporate capital and insurance premiums taxes as well as property taxes collected by Boards of Education.

Saskatchewan has a tax on income system for individual income tax. The Provincial tax on income is calculated on federally defined taxable income and consists of three income tax brackets. The 2023 rate for the first bracket, on taxable income up to $49,720 is 10.5%. The rates on the second (taxable income between $49,721 and $142,058) and third (remaining taxable income over $142,058) brackets are 12.5% and 14.5%, respectively.

Saskatchewan also taxes corporate income. The Province’s portion of the general corporate tax rate is 12 per cent, with a reduced tax rate of 10 per cent applied to taxable income related to manufacturing and production. A small business rate of 2.0 per cent is applied to the first $600,000 of active business income for Canadian Controlled Private Corporations that have taxable capital of less than $10 million. Effective from October 1, 2020, to June 30, 2023, this small business was reduced to 0 per cent. From July 1, 2023, to June 30, 2024, the small business rate will be set at 1.0 per cent and will return to 2.0 percent as of July 1, 2024.

Provincial corporate and individual tax is collected by the federal government through the Canada-Saskatchewan Tax Collection Agreement. Because the assessments of these taxes are not finalized until after the end of the taxation year, the federal government estimates the tax and remits this amount to the Province in regular instalment payments throughout the fiscal year. In 2023, Bill 122 was passed to lay the groundwork for the potential establishment of The Saskatchewan Revenue Agency, a new Treasury Board Crown corporation. The intent is that, in the future, this corporation would be responsible for administering taxes and related programs in Saskatchewan, including control of the provincial portion of the corporate income tax system from the federal government.

Saskatchewan Provincial Sales Tax (PST) is a consumption tax that applies at a rate of 6.0 per cent (increased from 5.0 per cent in March of 2017) on the purchase of tangible personal property and certain services consumed or used in Saskatchewan. Certain goods, including basic groceries and agricultural equipment along with certain services such as daycare and healthcare, are exempt from the PST. The Province provides consumer rebates on new home construction as well as a rebate to low-income consumers by way of an individual tax credit.

At Budget, tax revenue was estimated to total $9,633.8 million, or 49.0 per cent, of the total Summary revenue for fiscal 2024, and decrease of $178.0 million, or 4.45 per cent, from the fiscal 2023 actual taxation revenues. A faster-than-anticipated economic rebound after the pandemic resulted in very strong 2021 and 2022 taxpayer assessments, leading to large positive prior-year adjustments in 2022-23. However, the prior-year adjustment in fiscal 2023-24 is anticipated to be lower than 2022-23. This estimate also reflected the partial restoration of the provincial small business corporate income tax rate from 0 percent to 1 per cent, effective July 1, 2022, which has since been extended to July 1, 2023.

Tax revenue was subsequently forecast to increase by $149.7 million due at First Quarter and a further $265.0 million at Mid-Year (an aggregate increase of $414.7 million from Budget) due to higher than anticipated Provincial Sales Tax revenue, reflecting higher prices and stronger than anticipated economic growth, as well as higher Corporate Tax Revenue, reflecting stronger than expected 2022 assessments driven by record resource sector profits.

Non-Renewable Resources

Non-renewable resource revenue is collected by the Government in respect of the production and sale of crude oil, natural gas, potash, uranium, other minerals, as well as the sale of Crown petroleum and natural gas rights (Crown land sales).

The Province levies a Crown royalty on oil and natural gas produced from Crown lands and a production tax on oil and natural gas produced from freehold lands. Crown lands account for approximately two-thirds of oil production in Saskatchewan.

The Province levies a Crown royalty on potash produced from Crown lands and a production tax on potash produced from both Crown and freehold lands which are composed of a base payment and a profit tax component pursuant to The Mineral Taxation Act, 1983 and The Potash Production Tax Regulations.

A resource surcharge equal to three per cent of the value of sales of oil, natural gas, potash, uranium, and coal produced in the Province is also levied.

At Budget, non-renewable resource revenue was estimated to total $3,344.6 million, or 17.0 per cent, of Summary revenue for fiscal 2024, a decrease of $1.3 billion, or 27.34 per cent, from the fiscal 2023 actual revenues. This estimate was primarily based on a significant decline in price, as the price increases that occurred due to the supply disruptions and subsequent customer inventory build-up in response to the war in Ukraine are expected to abate in 2023-24. This lower average potash price is expected to reduce Crown royalty and Profit Tax substantially, although both will remain well above historic levels.

At Mid-Year, non-renewable resource revenues were forecast to be $2,626.8 million, a decrease from Budget of $717.8 million, reflecting further decrease in potash prices and lower-than-budgeted growth in sales volumes than first estimated. The decline in price and volumes are largely the result of potash from Russia and Belarus flowing to global markets, despite Western sanctions in response to Russia’s invasion of Ukraine.

Other Own-Source

Other Own-Source revenue includes health care fees, crop insurance premiums, education fees, investment income, subsidized housing rental fees, motor vehicle licensing fees and other miscellaneous revenues. These revenues are estimated to total $2,615.6 million, or 13.3 per cent, of Summary revenue for fiscal 2024, an increase of $42.7 million, or 1.66 per cent, from the fiscal 2023 actual revenues. Income from these sources has remained relatively flat from 2018-2021. Increases in 2022 and 2023 are attributable to an increase in investment income due to rising interest rates.

Transfers from the Federal Government

Transfers from the Government of Canada consist of payments made to the Province to support a number of programs. At budget, transfer payments from the federal government were estimated to total $3,554.6 million in fiscal 2024, an increase of $198.0 million, or 5.90 per cent, from the fiscal 2023 results due primarily to increases in federal contributions such as in the new bilateral health agreement as well as the one-time Canada Health Transfer top up payment of $61.0 million. Transfers from the Government of Canada are estimated to represent 18.1 per cent of Summary revenue in 2023-24.

The two major federal transfers to the Province are the Canada Health Transfer (“CHT”) ($1,389.1 million in 2022-23) and the Canada Social Transfer (“CST”) ($490.0 million in 2022-23). CHT and CST were estimated to be $1,504.9 million and $499.9 million, respectively, for the fiscal year 2023-24 Budget estimates.

CHT and CST. The CHT and the CST are the Federal Government’s contributions to the Province in respect of its health care, post-secondary education, childcare, and social service programs. These federal transfers are determined via an equal per capital cash allocation and do not bear a direct relationship to actual program costs. Annual changes to Saskatchewan’s allocation depend on the growth of the total federal funding envelope combined with changes to Saskatchewan’s share of the national population as reported by Statistics Canada.

The CHT and CST programs were renewed by the Federal Government in 2014-15 for a 10-year period. For the first three years, the total federal funding envelope for CHT grew by 6.0 per cent per year. Commencing in 2017-18, the funding envelope for CHT grows by the three-year average growth rate of national nominal Gross Domestic Product with a floor of 3.0 per cent. The funding envelope for CST grows by 3 per cent annually. In 2023-24, CHT federal funding envelope is $49.421B and CST federal funding envelope is $16.416B.

Equalization. Equalization is a federal expenditure program that provides unconditional payments to provinces with below-average revenue-raising capacities (fiscal capacities), according to a federal formula. The Constitution states that “Parliament and the Government of Canada are committed to the principle of making Equalization payments to ensure that provincial governments have sufficient revenues to provide reasonably comparable levels of public services at reasonably comparable levels of taxation.”

Prior to 2008, Saskatchewan qualified for an Equalization payment in all but seven years from program inception in 1957-58 through to 2007-08. Due primarily to a strong economy relative to other Canadian jurisdictions combined with reforms to the Equalization program introduced in the 2007 federal budget, Saskatchewan has not qualified for an Equalization payment since 2007-08.

Stabilization. The Federal Government provides provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

There are two ways in which a province can qualify for a stabilization payment from the federal Government: (1) a 50% year-over-year decline in resource revenues, net of any offsetting year-over-year increase in non-resource revenues, or (2) a 5% year-over-year decline in non-resource revenues, net of any offsetting year-over-year increase in resource revenues.

Qualifying revenues are calculated in detail according to the provisions of the Federal-Provincial Fiscal Arrangements Regulations, 2007. The payment limit under the Fiscal Stabilization Program (FSP) was increased to $170 per capita for 2019-20 and 2020-21 claims, and will be indexed to GDP growth thereafter.

Earlier in the pandemic, several provinces, including Saskatchewan, signaled they might qualify for the program with respect to revenue declines in 2020-21. However, Saskatchewan’s non-resource revenue increased 3%, due to unexpectedly high personal and corporate income tax assessments across Canada in 2020, and resource revenue declined by 33% in 2020-21; therefore, Saskatchewan will not qualify for the FSP in respect of that year.

Net income from Government Business Enterprises

Government Business Enterprises (GBEs) are self-sufficient government organizations whose principal activity is the sale of goods and services to individuals and organizations outside of the Government Reporting Entity. GBEs include SaskPower, SaskTel, SaskEnergy, and Saskatchewan Government Insurance. Budget amounts for GBEs are incorporated as a single amount using the modified equity method, which includes the Government of Saskatchewan’s proportionate share of net earnings or losses. At Budget, net income from GBEs was estimated to be $529.1 million, or 2.7 per cent, of Summary revenue for fiscal 2024, an increase of $278.8 million, or 111.43 per cent, from the fiscal 2023 results. Most of the increase is due to SaskPower’s higher net income due to an expected rate increase, higher customer demand as well as higher income in Worker’s Compensation Board and in the Auto Fund primarily due to higher investment returns.

At Mid-Year, net income from GBEs was forecast to be $733.5 million, an increase of $204.4 million from Budget, mostly due to an improvement in SaskPower’s net income related to decreases in fuel and purchased power costs drive by lower natural gas prices.

For additional information regarding income from GBEs, see “Certain Crown Corporations.”

Program Expenditures / Expenses

Introduction

The following table provides a breakdown of the expenses related to government programs and services for the five fiscal years ended March 31, 2023, and includes the Budget Estimate for fiscal year 2023-24.

	Fiscal Year Ended March 31
	2019	2020	2021	2022	Actual 2023	Budget Estimate 2024	Share of Total Expense 2024
	(thousands of dollars)
Agriculture	$666,645	$633,037	$525,934	$3,194,351	$1,835,020	$1,449,800	7.8%
Community development	590,000	641,435	792,587	682,889	758,161	866,000	4.6%
Economic development	224,913	232,560	477,746	520,774	733,943	367,400	2.0%
Education	3,382,721	3,501,562	3,276,875	3,685,349	3,792,179	4,035,700	21.6%
Environment and natural resources	196,139	196,699	254,574	403,120	352,956	254,400	1.4%
Financing charges	646,925	674,967	720,829	718,206	816,252	812,200	4.4%
General government	497,113	505,918	379,395	463,599	512,045	540,100	2.9%
Health	5,847,595	6,051,358	6,338,063	6,882,972	7,010,107	7,056,300	37.8%
Protection of persons and property	780,172	787,087	819,709	961,343	988,625	968,500	5.2%
Social services and assistance	1,398,785	1,436,348	1,448,377	1,458,370	1,587,321	1,665,200	8.9%
Transportation	538,483	545,491	616,853	633,494	627,256	644,600	3.5%

Total Expense	$14,769,491	$15,206,462	$15,650,942	$19,604,467	$19,013,865	$18,660,200	100.0%

First Quarter Update

On August 31, 2023, the Province released its First Quarter Financial Report. Expense updates for the first quarter can be found on page 6 of Exhibit 99.4.

Mid-Year Report

On November 27, 2023, the Province released its Mid-Year Report (Exhibit 99.5). Expense updates for the mid-year can be found on page 10 of Exhibit 99.5.

Agriculture

The agriculture theme includes expenses to assist and improve the agriculture and food industry through development activities including research, education, regulation and investment in the sector as well as providing direct support to producers through loans, income stabilization and insurance programs.

The most significant component of Agriculture expense relates to the Saskatchewan Crop Insurance Corporation. Saskatchewan Crop Insurance Corporation (“SCIC”) is jointly funded by producers and the federal and provincial governments to provide production insurance to Saskatchewan producers. The federal government must agree to any changes as a condition of providing its share of funding. Crop Insurance premiums are shared between producers (40 per cent), the federal government (36 per cent), and Saskatchewan (24 per cent). Administration costs are shared between the federal government (60 per cent) and Saskatchewan (40 per cent). Producers may choose coverage levels of 50, 60, 70, or 80 per cent of their average yield.

The Crop Insurance Program is updated annually to ensure that it continues to meet the risk management needs of Saskatchewan producers. Premium rates and long-term average yields are adjusted to ensure the program remains actuarially sound. Insured prices are set annually to reflect the forecast market value for each crop.

Premium costs are set with the goal of collecting the correct amount of premiums to recover losses over the long term and maintain a sustainable program. However, as payouts are driven by the weather, there can be significant year-to-year variability.

If premiums do not cover indemnities in a given year, SCIC is required to draw down on the reserves available to it in the Crop Insurance Fund and Reinsurance Funds, which are funded by the cumulative premium surplus less past indemnity payments. When these Funds are drawn down, higher premiums are charged in future years to maintain a cushion for future liabilities and to repay any Reinsurance Fund debt. In addition to the public reinsurance funds, SCIC purchases private reinsurance to stabilize premiums following years with high losses to protect both the program and producers.

AgriStability is a business risk management program designed to help farm operations facing substantial margin declines caused by production loss, increased costs or market conditions. Coverage is calculated using each participant’s historical tax and supplemental information. Costs of AgriStability are shared by the federal and provincial governments on a 60/40 basis.

The budgeted total Agriculture expense for fiscal year 2024 was $1,449.8 million, a decrease of $385.2 million, or 20.99 percent, from the fiscal year 2023 results. The decrease primarily reflects expectations of lower insurance liabilities relating to Saskatchewan Crop Insurance and AgriStability payments. In recent years, there has been a relatively low level of Crop Insurance and AgriStability claims due to favorable growing conditions, with the exception of a spike in fiscal 2022 due to higher crop insurance indemnities and AgriRecovery program costs stemming from the widespread drought, which was not expected to recur in the current year.

As of Mid-Year, Agriculture expense is forecast to increase by $853 million, primarily due to drought conditions in parts of the province. The impact of these conditions was less widespread in 2023 than in fiscal 2022.

Community Development

The community development theme includes expenses to maintain and develop engaged and vibrant communities, including financial assistance and infrastructure funding to local governments and other authorities, which in turn provide community services. Community development also includes funding directed to specific community services such as sport, culture, arts, and heritage that improve quality of life.

The budgeted total expense for fiscal year 2024 was $866.0 million, an increase of $107.8 million, or 14.2 per cent, from the fiscal year 2023 results. The increase primarily reflects a continued investment in Saskatchewan municipal infrastructure (under the Canada Community-Building Fund), partially offset by New Building Canada Fund (NBCF) due to the winding down of the program. As of Mid-Year, the expense is forecast to increase by $11.2 million.

Economic Development

The economic development theme includes expenses to strengthen, expand and diversify Saskatchewan’s economy as well as to promote trade and growth in export markets. The expense arises from activities such as research, marketing, product development, financing, financial assistance, technology and infrastructure. Economic development also includes the strategic management of Saskatchewan’s non-renewable resources to support future economic activity.

The budgeted total expense for fiscal year 2024 was $367.4 million, a decrease of $366.6 million, or 49.9 per cent, from the fiscal year 2023 results. The decrease is primarily due to the one-time affordability payments made to Saskatchewan residents in fiscal 2023. This is partially offset by increases in required project work at the Saskatchewan Research Council’s Rare Earth Element Processing Facility and costs to administer the remaining payments for the Saskatchewan Affordability Tax Credit program. As of Mid-Year, this expense is forecast to increase by $26.2 million from Budget, primarily in SaskBuilds Corporation due to the acceleration of the Regina Regional Non-Potable project undertaken by Saskatchewan Water Corporation.

Education

The education theme includes expenses to develop and maintain a quality pre-kindergarten through post-secondary education system, designed to impart knowledge and information, including activities that encourage ongoing learning and the acquisition of specialized skills, and providing supports to help students be successful.

Education is the second largest expense of Province, constituting 21.6 per cent of 2022-23 budgeted expenses. The most significant components of Education expense are portions of the Ministries of Advanced Education (responsible for post-secondary education support) and the Boards of Education (responsible for elementary and secondary education support).

The budgeted total expense for fiscal year 2024 was $4,035.7 million, an increase of $243.5 million, or 6.4 per cent, from the fiscal year 2023 results. The increase primarily reflects an expected growth in K-12 school operations and programs, including funding for implementing and operating the new Saskatchewan Distance Learning Corporation. This budget allocates funding to improve access to high-quality, affordable childcare, and also reflects an increase in pension expense, largely due to changes in actuarial gains and losses. As of Mid-Year, this expense is forecast to increase from Budget ($270.7 million) primarily due to a non-cash increase in pension expense resulting from inflation-related actuarial adjustments related to the Saskatchewan Teachers Superannuation Plan.

Environment and Natural Resources

The environment and natural resources theme includes expenses to protect and improve the quality of the environment through the management of fish, wildlife, forests and land, recycling, and the prevention and clean-up of environmental hazards.

The budgeted total expense for fiscal year 2024 was $254.4 million, a decrease of $98.6 million, or 27.9 per cent, from the fiscal year 2023 results. A large portion of the decrease relates to the transfer of compliance and field services to the protection of persons and property theme as a part of the consolidation of the provincial protective services, and a decrease related to the use of federal funding to return inactive and orphaned oil and gas wells under the Accelerative Site Closure Program. As of Mid-Year, this expense is forecast to decrease by $46.0 million from Budget, due to the delay in Saskatchewan Technology Fund grant payments.

Financing Charges

The financing charges theme includes expenses associated with general debt including interest, foreign exchange gains and losses, discounts and premiums, fees and commissions. It also includes financing costs related to pension and other employee future benefits liabilities, obligations under long-term financing arrangements such as public-private partnerships and capital lease obligations. Please refer to “Pension Funds” for additional information pertaining to the pension liability and related interest expense.

The budgeted total expense for fiscal year 2023 is $812.2 million, a decrease of $4.0 million, or 0.5 per cent, from the fiscal year 2023 results. The drop primarily reflects a decline in debt-services costs as a result of reduction in GRF operating debt levels offset by growth in capital debt. As of Mid-year, this expense is forecast to increase by $10.5 million, mainly due to additional interest expense on increased General Revenue Fund borrowing and debt required in the current fiscal year.

General Government (formerly Other)

The general government theme includes expenses for centralized government services including: government contributions to and management of employee benefit plans; property, vehicle and information technology management; the collection of government revenues; the formation of budgetary policy; the preparation and audit of the Government’s public accounts; and the constitutional, political and law enactment aspect of the Government.

The budgeted total expense for fiscal year 2023 is $540.1 million, an increase of $28.1 million, or 5.48 per cent, from the fiscal year 2023 results. The increase primarily reflects an increase due to a statutory change in deduction rates for employer contributions paid to pensions and benefits and Judges’ Superannuation Plan. As of Mid-Year, this expense is forecast to increase from Budget ($45.3 million) primarily due to a non-cash increase in pension expense resulting from inflation-related actuarial adjustments.

Health

Health is the largest expense of the Province, constituting 37.8 per cent of 2023-24 budgeted expenses. Health expense primarily includes the delivery of health services through acute, emergency, rehabilitative, long-term, community-based, and home-based care; cancer prevention, diagnosis and treatment programs; the prevention and control of infectious diseases; the subsidization of prescription drugs; and the education and promotion of healthy lifestyles.

The Province administers and delivers most of Canada’s health care services, with all provincial and territorial health insurance plans expected to meet national principles set out under the Canada Health Act. Each provincial and territorial health insurance plan covers medically necessary hospital and doctors’ services that are provided on a pre-paid basis, without direct charges at the point of service. The provincial and territorial governments fund these services with assistance from federal cash and tax transfers.

The budgeted total expense for fiscal year 2024 was $7,056.3 million, an increase of $46.2 million, or 0.7 per cent, from the fiscal year 2023 results. The shift is due to the expected increases in pressures across the health sector entities. As of Mid-Year, this expense is forecast to remain unchanged from Budget.

Protection of Persons and Property

The protection of persons and property theme includes expenses to promote and ensure the security, safety and protection of residents and property, which is mainly achieved through a fair justice system, policing programs and supervision and rehabilitation services for offenders. Protection of persons and property also includes services that promote, support and enforce safe work practices and employment standards; provincial emergency management through 911 services, public safety, and disaster assistance and wildfire management; and victims’ services.

The budgeted total expense for fiscal year 2024 was $968.5 million, a decrease of $20.1 million, or 2.04 per cent, from the fiscal year 2023 results. The change reflects the expected decline in cost related to wildfire season, offset by increased investment in policing and support for Ukrainian refugees. As of Mid-Year, this expense is forecast to increase by $111.3 million from Budget primarily due to increased wildfire costs.

Social Services and Assistance

The social services and assistance theme includes expenses to provide financial assistance and services to individuals and families in need because of poverty, abuse, neglect and disability. This includes income support programs, accessible and safe housing, child protection services, adoption services and providing life’s needs to persons with intellectual disabilities.

The budgeted total expense for fiscal year 2024 was $1,665.2 million, an increase of $77.9 million, or 4.91 per cent, from the fiscal year 2023 results. The increase primarily reflects measures to provide income assistance, support the mandate of keeping children safe from abuse and neglect, expand support for those with intellectual disabilities, and provide funding to improve access to legal services at the Saskatchewan Legal Aid Commission. As of Mid-Year, there is a $21.0 million increase in the forecast to address homelessness.

Transportation

The transportation theme includes expenses for the development, construction and maintenance of an integrated provincial transportation system using highways, rural roads, bridges, ferry crossings, airstrips and communication networks.

The budgeted total expense for fiscal year 2024 was $644.6 million, an increase of $17.3 million, or 2.8 per cent, from the fiscal year 2023 results. The increase primarily reflects higher amortization on completed due to increased capital projects and an increase in municipal revenue sharing due to increased PST revenue in prior years. There is no change to this budgeted amount as of Mid-Year.

Loans and Investments

The following table sets forth the balances of loans and investments of the Province for the Summary Entity, net of allowances for uncollectible amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above. Government Business Enterprises are discussed further in the “Certain Crown Corporations” section below.

LOANS AND INVESTMENTS FOR SUMMARY ENTITY

	As at March 31, 2023
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Student Loans, direct lending	$447.0	$88.6	$358.4
Loans to Government Business Enterprises	634.2	—	634.2
Other	2.9	1.0	1.9

	$1,084.0	$89.6	$994.4

Investments in Government Business Enterprises
SaskEnergy Incorporated	$1,246.2	$—	$1,246.2
Saskatchewan Power Corporation	2,741.6	—	2,741.6

Saskatchewan Telecommunications Holding Corporation	1,251.2	—	1,251.2
Saskatchewan Water Corporation	78.9	—	78.9
Saskatchewan Government Insurance	554.0	—	554.0
Saskatchewan Auto Fund	780.5	—	780.5
Workers Compensation Board	479.8	—	479.8
Municipal Financing Corporation of Saskatchewan	18.1	—	18.1
Saskatchewan Liquor and Gaming Authority	1.5	—	1.5
Saskatchewan Gaming Corporation	63.9	—	63.9
Adjustment	28.9	—	28.9

	$7,244.5	$—	$7,244.5

Other investments[1]	$1,456.0	$—	$1,456.0

Total Loan and Investments	$9,784.5	$89.6	$9,694.9

[1]	Details of other investments are provided in Schedule 5 (page 74) of the Summary Financial Statements of the Public Accounts 2022-23, Volume 1 (Exhibit 99.2).

PROVINCIAL DEBT

Funded Debt of the Province

Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan debt securities, loans from financial institutions, and changes in deposits held. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, general government purposes, Crown corporations and other entities over which the Government has control. Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for purposes such as agriculture and special investment programs.

The following table sets forth the funded debt of the Province for the Summary Entity as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 for five fiscal years ending March 31, 2023, each as audited under the Province’s accounting policies in effect at the time.

FUNDED DEBT FOR THE PROVINCE OF SASKATCHEWAN 1

	2019	2020	2021	2022	2023

	(millions $)
Gross Direct Funded Debt
Government Services Organization (GSO) General	$12,219.9	$13,502.5	$15,678.9	$19,013.5	$19,175.8
Government Business Enterprise (GBE) Specific	9,748.0	10,273.8	10,184.4	10,657.3	11,306.5

	$21,967.9	$23,776.24	$25,863.2	$29,670.7	$30,482.3

Sinking Funds
Government Services Organization (GSO) General	$1,191.3	$1,303.2	$1,197.3	$1,405.3	$1,491.1
Government Business Enterprise (GBE) Specific	1,034.2	1,141.5	1,082.8	1,028.5	1,054.9

	$2,225.5	$2,444.7	$2,280.1	$2,433.8	$2,546.0

Gross Debt Raised for the purpose of2:
General Revenue Fund Operating	$7,167.5	$7,215.6	$8,048.6	$9,914.8	$8,451.9
General Revenue Fund Capital	4,300.0	5,600.0	6,999.8	8,504.3	9,771.1

Total General Revenue Fund	$11,467.5	$12,815.5	$15,048.3	$18,419.0	$18,223.0

Saskatchewan Power Corporation	6,984.1	7,221.2	6,995.5	7,055.5	7,940.3
SaskEnergy Incorporated	1,439.9	1,623.9	1,724.8	1,872.5	1,946.4
Saskatchewan Telecommunications Holding Corporation	1,204.9	1,300.5	1,304.9	1,532.5	1,626.7
Municipal Financing Corporation of Saskatchewan	218.6	216.6	245.3	293.6	288.1
Saskatchewan Liquor and Gaming Authority	99.0	99.2	95.0	89.8	84.0
Saskatchewan Water Corporation	76.4	87.4	88.9	88.4	95.9
Miscellaneous Summary Entities	477.4	412.0	360.5	319.4	277.9

	$21,967.9	$23,776.2	$25,863.2	$29,670.7	$30,482.3

Government Services Organization (GSO) General
Per Capita ($)[3]	$10,518.19	$11,550.09	$13,427.00	$16,204.21	$15,972.69
As a Percentage of:
Household Income[4]	16.86%	18.55%	20.13%	22.46%	n/a
Gross Domestic Product at Market Prices[5]	15.97%	17.77%	21.54%	26.29%	25.01%
Government Business Enterprise (GBE) Specific
Per Capita ($)[3]	$8,390.50	$8,788.21	$8,721.65	$9,082.64	$9,417.83
As a Percentage of:
Household Income[4]	13.45%	14.11%	13.07%	12.28%	n/a
Gross Domestic Product at Market Prices[5]	12.74%	13.52%	13.99%	14.73%	14.75%
Total Funded Debt
Per Capita ($)[3]	$18,908.69	$20,338.30	$22,148.65	$25,286.85	$25,390.52
As a Percentage of:
Household Income[4]	30.30%	32.66%	33.20%	34.74%	n/a
Gross Domestic Product at Market Prices[5]	28.71%	31.30%	35.53%	41.02%	39.76%

[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31st of each year.
[2]	Internal debt consists of the portion of total debt that has been borrowed for and allocated to other Summary entities, primarily Crown corporations.
[3]	Debt per capita is calculated by dividing debt at March 31st by the Province’s population at that same date each calendar year.
[4]	Debt as a percentage of Household Income is calculated by dividing the debt at March 31st by the Province’s Household Income for the previous calendar year.
[5]

Debt as a percentage of Gross Domestic Product at Market Prices is calculated by dividing the debt at March 31st by the Province’s Gross Domestic Product at Market Prices for the previous calendar year.

Note: n/a = not available

On March 31, 2023, gross debt of the Summary Financial Statements amounted to $30,482.3 million as compared to $29,670.7 million on March 31, 2022.

Approximately 37 per cent of the gross debt at March 31, 2023, was incurred for Government Business Enterprises, leaving approximately 63 per cent of the Summary Financial Statement gross debt at March 31, 2023, incurred for general purposes.

As of March 31, 2018, debt for general purposes was approximately 52 per cent of total debt. The increase in general debt is primarily (approximately two-thirds) attributable to the Province’s capital plan spending. The remaining third is attributable to funding the deficits resulting from changes in the oil markets followed by the COVID-19 pandemic. In fiscal 2022-23, Saskatchewan had a $1,580.7 million surplus that enabled the province to retire $1,500.0 million of General Revenue Fund operating debt.

During fiscal year 2023, the Government issued and sold $2,462.3 million in debentures and $198.0 million of other loans. Of this total ($2,660.3 million), $1,675.1 was issued for general purposes, and $985.2 million was issued for government business enterprises and miscellaneous summary entities.

During the same period, debentures with a value of $891.8 million and other loans with a net value of $956.9 million were redeemed. Of the total amount ($1,848.7 million), $1,512.7 million was for general purposes, and $336.0 million pertained to government business enterprises.

The Government’s sinking funds totalled $2,546.0 million at March 31, 2023. Contributions to the Government’s sinking funds amounted to $337.2 million in fiscal year 2023 with redemptions of $231.4 million.

The following table sets forth the Summary Financial Statement gross debt characteristics at March 31, 2023.

GROSS DEBT CHARACTERISTICS

	Percentage of Total	Weighted Average Term to Maturity[1] (years)		Weighted Average Interest Rate[1]
Debentures[2]	93%	15.36		3.20%
Canada Pension Plan Debentures[3]	2%	11.44		3.58%
Promissory Notes	5%	0.17		0.52%
Other Loans	1%	—	[4]	— [4]

Gross Debt	100%	14.58		3.09%

[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes all public and private debentures issued by the GRF other than those issued to the Canada Pension Plan.
[3]

The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Provincial securities sold to the CPP prior to July 1, 2005, are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years. The securities are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan or at the option of the Province with at least one month prior notice to the Minister of Finance of Canada.

[4]	Not calculated.

Guaranteed Debt

The following table sets forth guaranteed debt for the five fiscal years ended March 31, 2023.

GUARANTEED DEBT

	2019	2020	2021	2022	2023

	(millions $)
Guaranteed Debt	$18.8	$1.4	$0.3	$0.3	$0.2

The majority of guaranteed debt consists of guarantees pertaining to agriculture programs.

Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations are separately authorized to provide guarantees of the debt of others.

The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipmdent and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

The 2023-24 Budget reflects a commitment to guarantee approved loans advanced by Saskatchewan Indigenous Investment Financing Corporation (SIIFC), a Crown Corporation established under The Saskatchewan Indigenous Investment Finance Corporations Act effective May 18, 2022. The SIIFC may guarantee approved loans up to $75 million. The current year budget anticipates that SIIFC will have guaranteed an estimated $75 million in loans by March 31, 2024.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used by the Province to convert the liability for foreign currency borrowing and associated costs into Canadian dollars. The Province uses interest rate swap contracts to convert certain interest payments from floating interest rates to fixed interest rates.

The Ministry of Finance’s general policy is to execute derivative transactions only with counterparties that have a minimum credit rating of “A” with a stable outlook as determined by major credit rating agencies.

As of March 31, 2023, the Province of Saskatchewan carried floating rate debt of $2,354.0 million, consisting of floating rate debentures, short-term promissory notes and debt maturing within one year.

As at March 31, 2023, the Province had interest rate swap contracts to convert certain interest payments from a floating to fixed basis. The swaps have a notional principal value of $191.9 million with a mark-to-market value of $3.3 million. Mark-to-Market is an indication of the swap’s value at a certain date. This represents the estimated unrealized gain, and is equivalent to the present value of future savings based on market conditions as at March 31, 2023.

The Province has also executed foreign currency swap contracts to convert foreign currency denominated debt into Canadian dollar denominated debt. The mark-to-market value of these swap contracts are as follows:

SWAPS

Termination Date	Original Currency	Original Amount	Current Currency	Current Amount	Purpose	Mark-to- Market
						(thousands CDN $)
8-Jun-27	USD	1,000,000	CDN$	1,266,800	General Revenue Fund	51,887
1-Mar-32	CHF	100,000	CDN$	137,931	General Revenue Fund	2,266
31-Dec-41	EUR	120,000	CDN$	174,500	General Revenue Fund	(38,041)
6-Oct-50	EUR	115,000	CDN$	179,780	General Revenue Fund	(52,073)

		1,335,000		1,759,011		(35,961)

Debt Maturities and Sinking Funds

The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the Government’s gross debt and related sinking fund balances at March 31, 2023.

DEBT MATURITY SCHEDULES

Fiscal Year	Canadian	Sinking Fund
ending March 31	Dollar Debt[1]	Balances
	(thousands)	(thousands)
2024	$2,370,012	$902
2025	1,318,603	96,503
2026	1,447,180	97,044
2027	1,616,231	76,901
2028	2,282,974	68,919

1 - 5 years	$9,035,000	$340,269
2029-2033	5,728,698	573,087
2034-2038	1,530,580	456,730
2039-2043	2,323,274	332,123
2044-2048	3,650,000	375,237
2049-2053	6,404,780	351,628
After 2053	1,810,000	116,927

	$30,482,332	$2,546,001

[1]	For amounts issued initially in foreign currency, the table incorporates the Canadian dollar-equivalent at rates of exchange in effect on March 31, 2023.

Sinking funds are maintained by the Province and certain Crown Corporations for the orderly retirement of a portion of debt. Current regulation requires that a minimum of 1.0 per cent of the face value of issued debt be contributed annually where the debt carries a term of 10 years or more. Additionally, for any debt carrying a term of 10 years or more that is issued specifically for capital spending under the Saskatchewan Capital Plan, a minimum of 2.0 per cent annual contribution is required.

Funds contributed are managed according to approved investment policies. Currently, the Province’s sinking fund is invested in securities issued by the Government of Canada, Canadian provinces, Canadian municipalities, and public pension asset managers.

Other Debt and Liabilities

The following table sets forth the amount of unfunded debt of the Summary Entity (as described in “Government Finance – Specific Accounting Policies” above) for the five fiscal years ending March 31, 2023.

OTHER DEBT & LIABILITIES OF THE SUMMARY ENTITY

	Fiscal years Ended March 31
	2019	2020	2021	2022	2023

	(millions $)
Accounts Payable & Accrued Liabilities	$3,240.4	$3,003.4	$3,148.9	$3,156.4	$3,467.9
Unearned Revenue	148.8	179.7	527.2	437.4	292.2
Obligations under long-term financing arrangements	1,998.9	1,472.3	1,440.7	1,407.4	1,373.1
Other liabilities	260.7	386.2	512.2	515.3	552.8

	$5,648.7	$5,041.6	$5,629.0	$5,516.5	$5,776.1

Note:	The above listing does not include any amount related to pension liabilities.

Debt Record

The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

The Summary Financial Statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to municipalities and certain other local authorities. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have the power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies, and, relative to the gross debt of the Summary Financial Statements and the GDP of the Province, debt incurred by these bodies is not significant.

Pension Funds

The Government sponsors several defined benefit pension plans and a defined contribution pension plan. The Government also participates in a joint defined benefit pension plan.

Defined Benefit Plans

Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years’ highest salary, multiplied by the years of service to a maximum of 35 years. Employees contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

Actuarial valuations are performed at least triennially. When a valuation is not done in the current fiscal year an actuary extrapolates the most recent valuation. Valuations and extrapolations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long-term rates and short-term forecasts. Estimates vary based on the individual plan.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values based on the actual market values averaged over a four-year period.

The two main defined benefit plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). More than 40 years ago, the Government mitigated its pension liability exposure when it introduced the Saskatchewan Teachers’ Retirement Plan (STRP) and the Public Employees’ Pension Plan (PEPP) and closed the TSP and the PSSP to new members. The Government’s contributions to the STRP and PEPP are fixed and there is no pension liability exposure for the Government under these plans (see discussion below).

Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti-TB League Employees Superannuation Plan, and the Pension Plan for the Non-Teaching Employees of the Saskatoon School Division No.13 (PPNTE). Defined benefits are also payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA).

The Government is required to match employee current service contributions for all plans except the PSSP, Judges and PPNTE. Funding contributions are required for the PPNTE. Separate pension plan assets are maintained for TSP, Judges and PPNTE. For the other plans, employee contributions are received and pension obligations are paid directly by the Government.

Joint Defined Benefit Plans

Joint defined benefit plans are governed by formal agreements between the joint sponsors (i.e., participating employers and plan members) establishing that the joint sponsors have shared control over the plan. Funding contributions and significant risks of the plan are shared on an equitable basis between the joint sponsors. Accordingly, the Government accounts for only its portion of the plan. Plan assets and surpluses are restricted for member benefits or certain other purposes set out in the agreements. Plan benefits are determined on the same basis as defined benefit plans.

The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension plan assets are valued at market-related values by averaging the difference between the net investment income on a market value basis and the expected investment income, based on the expected rate of return on plan assets, over a five-year period.

The Government also participates in the Saskatchewan Healthcare Employees’ Pension Plan (SHEPP), a joint defined benefit plan for employees of the Saskatchewan Health Authority and certain other Government health entities. The Government participating employers contribute to the plan at the ratio of 1.12 to 1 of employee contributions and any actuarially determined deficiency is the responsibility of participating employers and employees at the same ratio. The Government portion of employer contributions represents approximately 98 per cent of total participating employer contributions to the plan.

Information regarding the defined benefit plans and the joint defined benefit plan of government service organizations can be found in Note 5 page 61 of Exhibit 99.2.

Defined Contribution Plans

Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary. The Government provides contributions at specified rates for employee current service. Pension plan assets of government-sponsored defined benefit and defined contribution plans are invested in fixed income securities, equities, real estate, pooled investment funds and short-term monetary items. The investment in government of Saskatchewan securities is insignificant for all plans.

The Government sponsors the Public Employees Pension Plan (PEPP). The Government provides contributions to the plan at specified rates for employee current service. The government also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP) which is sponsored by the Saskatchewan Teachers’ Federation, as well as the Municipal Employees’ Pension Plan (MEPP) and the Regina Civic Employees’ Superannuation and Benefit Plan (RCESP). The Government has fully funded its share of contributions to the defined contribution plans.

Information regarding the defined contribution plans of government service organizations can be found in Note 5 page 61 of Exhibit 99.2.

The following reflects pension liability changes for five years ending March 31, 2023:

PENSION LIABILITY

(thousands of dollars)	2019	2020	2021	2022	2023
Accrued benefit obligation, beginning of year	$7,926,465	$7,804,029	$7,149,338	$7,052,249	$6,715,807
Current period benefit cost	17,934	17,846	16,878	19,894	20,618
Interest cost	233,537	210,182	225,577	204,615	198,905
Actuarial losses (gains)	103,677	(410,577)	123,838	(109,320)	236,028
Benefit payments	(477,584)	(472,142)	(463,382)	(451,631)	(451,672)

Accrued Benefit Obligation, End of Year	$7,804,029	$7,149,338	$7,052,249	$6,715,807	$6,719,686

Plan assets, beginning of year	$439,218	$417,884	$408,326	$402,361	$395,229
Employer contributions	418,945	428,366	417,188	409,319	412,097
Employee contributions	4,104	4,088	4,154	4,966	4,485
Return on plan assets	37,472	36,302	36,977	35,236	18,929
Actuarial losses	(4,271)	(6,172)	(902)	(5,022)	(5,569)
Benefit payments	(477,584)	(472,142)	(463,382)	(451,631)	(451,672)

Plan Assets, End of Year	$417,884	$408,326	$402,361	$395,229	$373,499

	$7,386,145	$6,741,012	$6,649,888	$6,320,578	$6,346,187
Unamortized estimation adjustments[1]	(67,010)	406,598	(78,285)	104,514	(235,370)
Joint defined benefit plan (SHEPP) net asset	(774,200)	(926,019)	(1,175,750)	(1,494,067)	(1,573,382)
Valuation allowance[2]	777,612	930,730	1,179,992	1,502,824	1,581,562

Total Pension Liabilities (schedule 8 Exhibit 99.2))	$7,322,547	$7,152,321	$6,575,845	$6,433,849	$6,118,997

[1]

Unamortized estimation adjustments are amortized to pension expense over the expected average remaining service life of the related employee group at the time the estimate adjustments arose and commence the year following the adjustment.

[2]	The valuation allowance includes amounts that reduce the Government’s portion of the SHEPP plan assets to nil as plan assets and surpluses are restricted for member benefits.

The following reflects the pension expense of government service organizations for five years ending March 31, 2023:

PENSION EXPENSE

(thousands of dollars)	2019	2020	2021	2022	2023
Defined benefit plans
Current period benefit cost	$17,934	$17,846	$16,878	$19,894	$20,618
Amortization of estimation adjustments	(129,692)	69,203	(360,143)	78,501	(98,287)
Employee contributions	(4,104)	(4,088)	(4,154)	(4,966)	(4,485)
Change in valuation allowance	2,387	1,299	(469)	4,515	(577)
Pension interest cost (schedule 16 Exhibit 99.2)	196,065	173,880	188,600	169,379	179,976

Pension (recovery) expense, defined benefit plans	$82,590	$258,140	($159,288)	$267,323	$97,245
Other plans
Pension expense, joint defined benefit plan	$173,613	$176,915	$180,064	$190,182	$190,832
Pension expense, defined contribution plans	211,669	218,053	232,250	242,419	246,770

Total Pension Expense (schedule 17 Exhibit 99.2 footnote 3)	$467,872	$653,108	$253,026	$699,924	$534,847

Government Business Enterprise – Defined Benefit Pension Plans

There are additional employee pension plans of government business enterprises that are accounted for in the investment in government business enterprises.

The two main defined benefit plans of government business enterprises are the Power Corporation Superannuation Plan (SaskPower) and the Saskatchewan Telecommunications Pension Plan (SaskTel). Other plans include the Saskatchewan Government Insurance Superannuation Plan, the Liquor Board Superannuation Plan, and the Pension Plan for the Employees of the Saskatchewan Workers’ Compensation Board (WCB). The WCB pension plan was wound up during 2020-21. The Government contributes the amount necessary to fund the payment of pension benefits.

Information on the defined benefit plans of government business enterprises can be found in Note 5 on page 62 of Exhibit 99.2.

Based on the latest actuarial valuation with extrapolations to the government business enterprises’ year end, the present value of the accrued benefit obligation and the fair value of plan assets are shown in Note 5, page 63 of Exhibit 99.2.

Government Business Enterprise – Defined Contribution Pension Plans

Information on government business enterprises’ participation in PEPP can be found in Note 5, page 63 of Exhibit 99.2.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Introduction

Saskatchewan’s Crown corporations are involved in a broad range of activities, including the provision of electricity, natural gas, telecommunications, insurance and other goods and services, primarily within the province’s borders. Crown corporations are almost exclusively commercial enterprises intended to be self-sustaining.

Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (GRF). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by provincial Crown corporations must be approved by Saskatchewan’s Minister of Finance.

For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. As discussed below, most Crown corporations with self-sustaining commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Self-sustaining Crown corporations are accounted for in accordance with International Financial Reporting Standards (IFRS), and they are consolidated in the Government’s financial statements using the modified equity method. Crown corporations that are not self-sustaining are accounted for in accordance with Canadian public sector accounting standards, and are consolidated after eliminating inter-entity balances and transactions.

Crown Investments Corporation of Saskatchewan (CIC)

Introduction

CIC is a provincial Crown corporation without share capital, established and operating under the authority of The Crown Corporations Act, 1993. CIC, as a legal entity, does not carry debt. CIC is wholly owned by the Government of Saskatchewan. CIC is responsible for certain government investments, including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council.

As at March 31, 2023, there were six corporations so designated: Saskatchewan Gaming Corporation (SGC), Saskatchewan Government Insurance (SGI CANADA), Saskatchewan Power Corporation (SaskPower), Saskatchewan Telecommunications Holding Corporation (SaskTel), Saskatchewan Water Corporation, and SaskEnergy Incorporated (SaskEnergy). Of these corporations, SaskPower, SaskTel, SaskEnergy and SGI CANADA are the most significant in terms of assets, liabilities, and operating income generated. On March 23, 2022, the Government of Saskatchewan announced the creation of a single innovation agency in the province by moving Saskatchewan Opportunities Corporation (SOCO), previously a CIC Crown corporation, under the authority of Innovation Saskatchewan. The change was effective April 1, 2022 and SOCO’s assets, liabilities, and equity were subsequently transferred to Innovation Saskatchewan.

The Saskatchewan Auto Fund is not a Crown corporation and is not included in CIC’s consolidated results. However, it is administered by Saskatchewan Government Insurance (SGI) and is, therefore, included in the commentary below. CIC is the sole shareholder of CIC Asset Management Inc. (CIC AMI), a wholly-owned share capital subsidiary which is domiciled in Canada.

Fiscal Year 2022-23 Highlights - Consolidated Basis

(millions of dollars)	2018-19	2019-20	2020-21	2021-22	2022-23
SaskTel	127.4	119.8	130.8	104.4	104.1
SaskEnergy	165.7	43.5	80.8	158.3	59.4
SGI CANADA	48.0	49.9	172.1	81.8	24.4
Saskatchewan Gaming Corporation	22.5	20.1	(13.4)	9.5	21.3
SaskWater	7.5	8.4	7.4	8.7	8.6
Saskatchewan Opportunities Corporation	3.5	3.0	0.6	1.1	—
CIC Asset Management Inc. (CIC AMI)	(8.3)	9.3	19.5	(7.3)	(6.2)
SaskPower	197.0	205.8	160.2	10.7	(172.1)
CIC (Separate)	235.3	212.5	272.4	186.5	103.1
Consolidation adjustments[1]	(258.0)	(236.9)	(245.0)	(192.7)	(135.2)

CIC Consolidated net earnings	540.6	435.4	585.4	361.0	7.4

Saskatchewan Auto Fund	77.5	(46.7)	283.4	(38.9)	(270.8)

[1]

Consolidation adjustments reflect the elimination of all inter-entity transactions, such as grants from CIC to Crown corporations, revenues and expenses between Crown corporations, and dividends paid by Crown corporations to CIC.

During 2022-23, capital expenditures made by CIC and the Crown corporations under its purview totaled $1.6 billion (2021-22 - $1.6 billion), a decrease of 19.0 million from 2021-22. Total consolidated assets administered by CIC were $22.3 billion as at March 31, 2023, an increase of $0.7 billion from 2021-22.

On July 26, 2000, the Saskatchewan Rate Review Panel (Panel) was established. The Panel advises the Government of Saskatchewan on rate applications proposed by SaskEnergy, SaskPower and the Saskatchewan Auto Fund. The Panel reviews each rate application and provides an independent public report on its opinion about the fairness and reasonableness of the rate change, while balancing the interests of the customer, the Crown corporation and the public. The provincial Cabinet makes the final decision on rate change requests, which can differ from the Panel’s recommendation. Two rate applications were completed in 2022-23; one resulted in a recommendation to approve an increase in rates at SaskPower effective September 1, 2022, and the other resulted in a recommendation to approve an increase in the natural gas commodity rate for SaskEnergy effective August 1, 2022.

CIC administered six subsidiary Crown corporations at March 31, 2023. Following is a brief commentary on CIC’s four major holdings.

SGI CANADA

SGI CANADA is the trade name of the property and casualty insurance division of Saskatchewan Government Insurance (SGI) which offers products in five Canadian provinces. It operates as SGI CANADA in Saskatchewan and SGI CANADA Insurance Services Ltd. (SCISL) in Alberta, Manitoba, British Columbia, and Ontario. SCISL also has a wholly-owned subsidiary, Coachman Insurance Company, that operates in Ontario. Products are sold through a network of 144 independent brokers throughout Saskatchewan and 202 brokers operating in Manitoba, Alberta, British Columbia, and Ontario.

•

Net earnings decreased by $57.4 million to $24.4 million in 2022-23 (2021-22 - $81.8 million). SGI CANADA’s earnings decreased primarily due to increased claims as a result of higher Saskatchewan storm claims and more drivers on the road in jurisdictions outside of Saskatchewan compared to the prior year due to COVID-19 restrictions lifting. This was partially offset by strong premium growth across all jurisdictions.

•	Dividends declared to CIC were nil (2021-22 - $57.5 million).

Saskatchewan Auto Fund

As the compulsory automobile insurance program for Saskatchewan residents, the Auto Fund provides vehicle registrations, driver’s licences, basic minimum liability insurance required to operate a vehicle and coverage for damage to or loss of an insured’s vehicle, subject to a deductible. The Auto Fund is administered by SGI. SGI’s role is to oversee the operations of the Auto Fund for the Province of Saskatchewan based on the legislative requirements contained in The Automobile Accident Insurance Act.

The Auto Fund does not receive money from, nor pay dividends to, the Province of Saskatchewan, SGI, or CIC. The Auto Fund is operated on a self-sustaining basis viewed over a long-term time frame. Any annual financial excess or deficiencies of the Auto Fund are recorded in its Rate Stabilization Reserve (RSR). The RSR is held on behalf of Saskatchewan’s motoring public and cannot be used for any other purpose by the government or the administrator.

•	Net loss increased by $231.9 million to a loss of $270.8 million in 2022-23 (2021-22 - $38.9 million loss) primarily due to an increased underwriting loss and lower investment earnings.

•

The Auto Fund’s underwriting loss was $452.4 million in 2022-23 (2021-22 - $179.1 million). With drivers continuing to return to the roads after the slowdown during the pandemic, claim frequency increased. This increase in the number of claims also came during a period that included high levels of inflation and supply chain problems pushing up the average cost per claim. Catastrophe claims were also higher than the prior year due to five additional catastrophe claims in 2023 and the fact that none of the 2023 catastrophe claims caused a level of damage high enough to qualify for reinsurance.

SaskPower

SaskPower is Saskatchewan’s leading energy supplier. It generates, purchases, transmits, distributes, and sells electricity and related products and services. SaskPower uses a wide range of fuels including natural gas, coal, hydro, wind, and solar.

•	Net earnings decreased by $182.8 million to a $172.1 million net loss in 2022-23 (2021-22 - $10.7 million net earnings) primarily due to higher fuel and purchase power costs and operating expenses.

•

Expenses of $3,238.6 million (2021-22 - $2,874.2 million) increased mainly due to higher fuel and purchased power costs as a result of higher natural gas and coal prices. Operating expenses also increased due to increased overhaul maintenance activity at generating facilities.

•

This was partially offset by increased electricity sales of $3,066.5 million (2021-22 - $2,884.9 million) due to higher demand from the pipeline, oilfield, and commercial sectors from increased activity and a 4% rate increase effective September 1, 2022. Exports and electricity trading revenue also increased due to more opportunities at higher sales prices to Alberta and the United States.

•	Dividends declared to CIC were nil (2021-22 - $3.2 million).

SaskTel

SaskTel provides competitive wireless, voice, entertainment, internet, data, equipment, marketing, security, software and consulting products and services. The corporation’s major asset is a wholly-owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 100 years. SaskTel’s operations are regulated by the Canadian Radio-television and Telecommunications Commission.

•

Net earnings decreased by $0.3 million to $104.1 million in 2022-23 (2021-22 - $104.4 million). SaskTel’s earnings were relatively consistent with the prior year. Revenue increased from higher network usage by customers of other carriers, increased customer roaming, and additional wireless customers. This was partially offset by higher expenses due to increased software licenses and maintenance costs incurred to modernize internal and customer-facing systems and higher average device costs.

•	Dividends declared to CIC were $41.6 million (2021-22 - $94.0 million).

SaskEnergy

SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial, and industrial customers in Saskatchewan. In addition, TransGas Limited (TransGas) is SaskEnergy’s wholly-owned natural gas transmission and storage subsidiary.

•

Net earnings decreased by $98.9 million to more normal levels of $59.4 million in 2022-23 (2021-22 - $158.3 million) primarily due to unfavourable non-cash market value adjustments. However, SaskEnergy’s operating earnings have improved from the prior year primarily due to more opportunities to utilize spare and off-peak transportation and storage capacity to find opportunities in the market to take advantage of natural gas pricing differentials. Colder weather, 11% higher during the winter months, and increases to commodity and delivery rates also contributed to the improvement.

•	Dividends declared to CIC were $44.7 million (2021-22 - $21.5 million).

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2018 through 2022.

	2018	2019	2020	2021	2022
Annual average exchange rate	1.2957	1.3269	1.3415	1.2535	1.3013

Source:	Bank of Canada

On March 31, 2023, the rate for the U.S. dollar in Canada, as reported by the Bank of Canada, was $1.2496.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

	2019	2020	2021	2022	2023
March 31 average exchange rate	1.3363	1.4187	1.2575	1.2496	1.3533

Source:	Bank of Canada

OFFICIAL STATEMENTS

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “Summary Financial Statement Supplementary Financial Information” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Ministry of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan,” and other than described in the first sentence of this paragraph, was prepared by representatives of the Ministry of Finance in their official capacities.

DEBT SUMMARY AND TERM DEBT OUTSTANDING

Debt Summary as of March 31, 2023

Summary	Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public - Medium-Term Notes	$1,269,449
Term Debt Issued to the Public - Public Issue Debentures	25,210,000

$26,479,449
Debentures Issued to the Minister of Finance of Canada	594,443
Other Term Debt	1,988,806

Term Debt Outstanding	$29,062,698
Promissory Notes Outstanding	1,419,634

Gross Debt	$30,482,332

Medium-Term Promissory Notes

Series	Date of Original Issue	Maturity Date	Amount Outstanding	CAD	Coupon Rate	Canadian Dollars
803854KK3[3]	1-Apr-20	1-Apr-23	$800,000,000	CAD	CDOR+.048	$800,000,000
803854GZ5	24-Mar-99	5-Mar-29	60,000,000	CAD	5.60	60,000,000
803854HF8	17-Feb-00	25-Jan-30	25,000,000	CAD	6.25	25,000,000
803854JN91	25-Jan-00	25-Jan-30	169,995,000	CAD	6.35	169,995,000
803854HE1	25-Jan-00	25-Jan-30	30,000,000	CAD	6.35	30,000,000
803854JR06	13-Feb-09	13-Feb-32	29,954,000	CAD	6.30	29,954,000
803854JB5	10-Jun-03	5-Sep-33	104,500,000	CAD	5.80	104,500,000
803854HY74	16-Sep-02	5-Sep-42	50,000,000	CAD	5.70	50,000,000

			$1,269,449,000			$1,269,449,000

Public Issue Debentures

Series	Date of Original Issue	Maturity Date	Amount Outstanding	CAD	Coupon Rate	Canadian Dollars
803854JW9	26-Feb-14	3-Jun-24	$1,250,000,000	CAD	3.20	$1,250,000,000
803854FP8	30-May-95	30-May-25	175,000,000	CAD	8.75	175,000,000
803854KM9	27-Jul-20	2-Sep-25	1,200,000,000	CAD	0.80	1,200,000,000
803854KB3	14-Mar-16	2-Jun-26	1,575,000,000	CAD	2.55	1,575,000,000
803854KE7	24-Feb-17	2-Jun-27	1,000,000,000	CAD	2.65	1,000,000,000
803854KF4	18-May-18	2-Dec-28	1,300,000,000	CAD	3.05	1,300,000,000
803854GY8	4-Dec-98	5-Mar-29	350,000,000	CAD	5.75	350,000,000
803854KJ6	4-Oct-19	2-Jun-30	1,400,000,000	CAD	2.20	1,400,000,000
803854KP2	12-May-21	2-Jun-31	1,600,000,000	CAD	2.15	1,600,000,000
803854HN	8-Aug-01	5-Sep-31	550,000,000	CAD	6.40	550,000,000
803854JA70	12-May-03	5-Sep-33	450,000,000	CAD	5.80	450,000,000
803854JH24	12-Aug-04	5-Sep-35	400,000,000	CAD	5.60	400,000,000
803854JJ89	15-Feb-05	5-Mar-37	425,000,000	CAD	5.00	425,000,000
803854JL36	26-May-06	1-Jun-40	1,050,000,000	CAD	4.75	1,050,000,000
803854JT6	3-Feb-12	3-Feb-42	800,000,000	CAD	3.40	800,000,000
803854JU3	9-Oct-13	2-Jun-45	1,450,000,000	CAD	3.90	1,450,000,000
803854KA5	17-Apr-15	2-Dec-46	2,200,000,000	CAD	2.75	2,200,000,000

803854KC1	13-Dec-16	2-Jun-48	2,125,000,000	CAD	3.30	2,125,000,000
803854KH0	15-Aug-18	2-Jun-50	2,500,000,000	CAD	3.10	2,500,000,000
803854KN7	13-Apr-21	2-Dec-52	1,600,000,000	CAD	2.80	1,600,000,000
803854JX7	13-Mar-14	2-Mar-54	725,000,000	CAD	3.75	725,000,000
803854KG2	26-Jun-18	2-Jun-58	650,000,000	CAD	2.95	650,000,000
803854KL1	2-Jun-20	2-Jun-60	310,000,000	CAD	2.35	310,000,000
803854KT4	23-Jan-23	2-Jun-62	125,000,000	CAD	3.80	125,000,000

			$25,210,000,000			$25,210,000,000

Canada Pension Plan Debt

Debenture Number	Date of Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
CHC-26	2-May-03	2-May-23	$8,200,000	CAD	5.81	$8,200,000
CHC-27/28	1-Jun-03	1-Jun-23	17,530,000	CAD	5.46	17,530,000
CPP-65	4-Jul-03	4-Jul-23	6,000,000	CAD	2.42	6,000,000
CPP-66	3-Nov-18	3-Nov-23	5,000,000	CAD	2.80	5,000,000
CPP-67	1-Dec-18	1-Dec-23	7,000,000	CAD	2.77	7,000,000
CHC-29/30	1-Mar-04	1-Mar-24	14,459,000	CAD	5.32	14,459,000
CPP-68	1-Jun-19	1-Jun-24	12,427,000	CAD	1.98	12,427,000
CPP-69	5-Jun-19	5-Jun-24	15,000,000	CAD	1.98	15,000,000
CPP-46	5-Jun-14	5-Jun-24	15,000,000	CAD	2.90	15,000,000
CPP-48	1-Dec-14	1-Dec-24	6,000,000	CAD	2.71	6,000,000
CHC-31	10-Apr-05	10-Apr-25	1,700,000	CAD	5.05	1,700,000
CPP-31	3-Dec-10	3-Dec-25	50,000,000	CAD	4.15	50,000,000
CPP-34	1-Mar-11	1-Mar-26	3,000,000	CAD	4.33	3,000,000
CPP-37	4-Jul-11	4-Jul-26	3,000,000	CAD	3.85	3,000,000
CPP-7	8-Aug-06	8-Aug-26	7,330,000	CAD	4.86	7,330,000
CPP-59	12-Mar-17	12-Mar-27	16,559,000	CAD	2.68	16,559,000
CPP-13	10-Apr-07	10-Apr-27	2,200,000	CAD	4.60	2,200,000
CPP-30	3-Dec-10	3-Dec-30	9,000,000	CAD	4.32	9,000,000
CPP-44	1-Dec-13	1-Dec-33	9,800,000	CAD	3.94	9,800,000
CPP-47	5-Jun-14	5-Jun-34	13,100,000	CAD	3.51	13,100,000
CPP-1	10-Jul-05	10-Jul-35	14,147,000	CAD	4.71	14,147,000
CPP-50	12-Dec-15	12-Dec-35	2,407,000	CAD	3.29	2,407,000
CPP-51	10-Jan-16	10-Jan-36	2,400,000	CAD	3.18	2,400,000
CPP-53	9-May-16	9-May-36	22,010,000	CAD	3.17	22,010,000
CPP-54	2-Jun-16	2-Jun-36	23,557,000	CAD	3.18	23,557,000
CPP-56	4-Jul-16	4-Jul-36	15,552,000	CAD	2.93	15,552,000
CPP-57	3-Nov-16	3-Nov-36	4,575,000	CAD	2.94	4,575,000
CPP-73	3-Nov-21	3-Nov-36	1,525,000	CAD	2.49	1,525,000
CPP-74	1-Dec-21	1-Dec-36	3,900,000	CAD	2.70	3,900,000
CPP-60	10-Apr-17	10-Apr-37	2,800,000	CAD	3.20	2,800,000
CPP-61	11-May-17	11-May-37	2,600,000	CAD	3.02	2,600,000
CPP-62	11-Jun-17	11-Jun-37	18,991,000	CAD	2.85	18,991,000
CPP-75	13-Jun-22	11-Jun-37	3,900,000	CAD	4.11	3,900,000
CPP-64	3-Mar-18	3-Mar-38	5,000,000	CAD	3.15	5,000,000
CPP-19	11-Jul-08	11-Jul-38	23,684,000	CAD	4.71	23,684,000
CPP-70	1-Sep-19	1-Sep-39	4,500,000	CAD	2.39	4,500,000
CPP-71	1-Dec-19	1-Dec-39	33,000,000	CAD	2.46	33,000,000

CPP-72	1-Mar-20	1-Mar-40	5,093,000	CAD	2.20	5,093,000
CPP-49	1-Mar-15	1-Mar-40	10,174,000	CAD	2.77	10,174,000
CPP-29	3-May-10	3-May-40	13,000,000	CAD	4.80	13,000,000
CPP-63	1-Mar-18	1-Mar-41	4,600,000	CAD	3.16	4,600,000
CPP-52	1-Mar-16	1-Mar-41	10,718,000	CAD	3.29	10,718,000
CPP-55	3-Jun-16	3-Jun-41	5,000,000	CAD	3.21	5,000,000
CPP-41	1-Mar-12	1-Mar-42	76,300,000	CAD	3.44	76,300,000
CPP-77	6-Jul-22	6-Jul-42	50,000,000	CAD	4.32	50,000,000
CPP-76	6-Jul-22	6-Jul-42	12,705,000	CAD	4.32	12,705,000

			$594,443,000			$594,443,000

Other Term Debt

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars
N/A	8-Jun-22	8-Jun-27	1,000,000,000	USD	3.51	$1,266,800,000
N/A	1-Mar-22	1-Mar-32	100,000,000	CHF	2.73	137,931,034
N/A	13-Dec-21	13-Dec-41	120,000,000	EUR	2.66	174,500,000
N/A	6-Oct-20	6-Oct-50	115,000,000	EUR	2.08	179,779,500
N/A	Various	Various	229,795,116	CAD	Various	229,795,116

			1,564,795,116			$1,988,805,650

[1]

The Canada Pension Plan (CPP) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Provincial securities sold to the CPP prior to July 1, 2005, are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years. The securities are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan or at the option of the Province with at least one month prior notice to the Minister of Finance of Canada

[2]

Sinking funds are required for debt with a term of 10 years or more. Sinking Fund investments consist primarily of debentures of the Province of Saskatchewan, other provincial governments and the Government of Canada.

[3]

The Province has executed swap contracts to convert certain interest payments from floating to fixed for the fiscal year ending March 31, 2023. As of March 31, 2023, $650 million in outstanding floating rate debentures have not been swapped.

[4]	The Province has executed currency swap contracts to convert any foreign-denominated debt into Canadian-denominated debt.